SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Home Federal Bancorp, Inc.	0001283858
Exact name of registrant as specified in charter	Registrant CIK Number
Exhibit 99.4 to Registration Statement on Form S-1	333-113731
Electronic report, schedule or registration of which the documents are a part (give period of report)	SEC File Number, if available

John F. Breyer, Jr.
Name of Person Filing the Document (if other than the registrant)

SIGNATURES

Filings Made by the Registrant:

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ____________________, State of ____________________, 20____.

____
(Registrant)

By: ____________________
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on October 14, 2004, that the information set forth in this statement is true and complete.

By: [signature]
(Name)

John F. Breyer, Jr., Esquire
Breyer & Associates PC,
Special counsel to Home Federal Bancorp, Inc.
(Title)

INDEX TO EXHIBITS

99.4 Exhibits to Appraisal Report of RP Financial, LC.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE EXHIBITS TO EXHIBIT 99.4 TO THE REGISTRATION STATEMENT
ON FORM S-1 (FILE NO. 333-113731) OF HOME FEDERAL BANCORP, INC.
ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

PRO FORMA VALUATION UPDATE REPORT
MUTUAL HOLDING COMPANY
STOCK OFFERING

HOME FEDERAL SAVINGS & LOAN
ASSOCIATION OF NAMPA
Nampa, Idaho

Dated As Of:
October 1, 2004

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of October 1, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part One
Prices As Of October 1, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(149)	22.61	16,309	488.9	25.33	18.95	22.30	1.23	10.09	0.96	1.28	1.07	14.92	13.70	167.49
NYSE Traded Companies(11)	42.15	79,529	3,439.6	44.82	33.65	41.24	2.12	19.85	7.18	3.12	2.52	21.06	19.74	293.34
AMEX Traded Companies(9)	22.98	3,941	79.7	25.42	18.70	23.13	-1.24	18.84	4.95	1.21	0.99	15.28	15.10	182.20
NASDAQ Listed OTC Companies(129)	20.70	10,969	229.3	23.45	17.55	20.42	1.29	8.61	0.12	1.11	0.93	14.30	13.03	154.44
California Companies(13)	38.64	34,557	2,225.7	40.06	29.44	37.65	2.59	28.73	16.36	2.60	1.99	19.28	18.54	257.29
Florida Companies(7)	24.96	20,412	511.3	26.83	19.00	24.60	1.01	23.09	11.46	1.25	1.21	10.91	10.46	152.30
Mid-Atlantic Companies(33)	20.64	27,160	618.6	24.35	17.98	20.34	1.35	5.62	-5.62	1.07	0.88	12.99	11.44	164.95
Mid-West Companies(68)	20.63	7,635	162.4	23.50	17.73	20.41	1.05	5.51	-0.59	1.24	1.06	15.40	14.34	157.20
New England Companies(4)	27.14	39,969	606.0	30.63	21.81	27.53	-1.06	28.60	10.89	1.43	1.25	17.82	14.26	195.88
North-West Companies(6)	25.44	20,191	540.2	26.44	21.34	25.17	0.74	22.35	3.96	1.35	1.25	16.79	14.04	154.48
South-East Companies(14)	19.36	8,202	127.5	21.81	16.90	19.10	1.12	3.15	-3.47	0.83	0.57	14.09	13.57	134.32
South-West Companies(3)	15.97	11,226	195.1	17.72	13.42	15.42	3.59	17.53	-3.18	0.77	0.35	12.53	8.39	188.60
Western Companies (Excl CA) (1)	12.81	6,520	83.5	13.91	8.00	12.82	-0.08	41.39	38.49	0.64	1.13	11.38	11.38	266.38
Thrift Strategy(140)	22.48	13,465	430.1	25.29	18.91	22.21	1.13	9.43	0.75	1.26	1.05	15.00	13.86	166.64
Mortgage Banker Strategy(7)	26.64	77,120	1,780.5	27.66	20.98	25.62	3.83	24.60	6.15	1.82	1.56	14.24	11.18	195.20
Real Estate Strategy(2)	14.13	7,044	99.5	16.34	11.65	14.44	-2.15	5.21	-3.55	0.98	0.49	9.00	9.00	107.28
Companies Issuing Dividends(135)	22.73	16,640	501.5	25.55	19.20	22.44	1.24	9.44	0.32	1.29	1.09	15.12	13.94	165.11
Companies Without Dividends(14)	21.13	12,270	335.6	22.68	15.92	20.65	1.03	17.97	8.84	1.15	0.77	12.50	10.71	196.49
Equity/Assets <6%(13)	18.44	11,783	270.6	20.83	14.98	18.08	1.27	8.85	4.36	1.25	0.77	11.22	10.39	216.31
Equity/Assets 6-12%(102)	24.80	16,623	584.5	27.73	20.81	24.43	1.42	9.02	0.36	1.49	1.25	15.71	14.42	184.87
Equity/Assets >12%(34)	17.72	17,179	289.5	19.96	14.97	17.60	0.64	13.79	1.39	0.69	0.64	14.03	12.84	95.82
Converted Last 3 Mths (no MHC) (1)	10.57	27,743	293.2	21.27	9.35	10.25	3.12	-8.96	-39.36	0.60	0.58	11.00	5.29	78.67
Actively Traded Companies(10)	37.67	73,024	3,326.9	39.86	31.07	36.66	2.92	13.89	3.46	2.47	2.57	18.91	15.89	242.29
Market Value Below $20 Million(11)	11.81	1,529	15.1	14.13	10.78	11.89	-0.64	-0.81	-7.39	0.47	-0.03	10.66	9.86	144.05
Holding Company Structure(147)	22.69	16,378	492.0	25.42	19.03	22.37	1.26	9.89	0.67	1.28	1.07	14.98	13.75	168.28
Assets Over $1 Billion(52)	27.12	39,303	1,240.0	29.45	22.00	26.44	2.60	16.49	4.80	1.66	1.37	14.93	13.04	185.29
Assets $500 Million-$1 Billion(36)	21.63	4,837	94.4	24.31	18.33	21.54	0.30	8.89	-1.90	1.20	0.94	14.81	13.66	176.43
Assets $250-$500 Million(31)	20.18	2,587	47.5	23.42	17.79	19.96	1.17	2.96	-0.36	1.23	1.12	15.93	14.91	167.59
Assets less than $250 Million(30)	17.72	1,487	24.9	20.74	15.10	17.74	-0.09	6.53	-1.20	0.74	0.59	14.04	13.80	121.05
Goodwill Companies(99)	22.85	19,798	478.4	25.48	19.05	22.49	1.47	11.69	0.90	1.26	1.02	14.85	13.06	169.39
Non-Goodwill Companies(50)	22.09	8,834	511.4	25.03	18.74	21.90	0.69	6.64	1.10	1.34	1.16	15.08	15.08	163.42
Acquirors of FSLIC Cases(6)	47.82	60,436	4,388.6	49.33	39.29	46.58	2.95	13.79	8.16	3.11	3.24	24.39	23.28	328.23

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 1, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(22)	23.46	31,705	600.0	26.81	19.67	23.07	1.93	9.32	-0.69	1.32	1.26	13.71	12.78	148.02
NYSE Traded Companies(2)	19.11	162,279	3,250.1	28.56	16.77	18.74	1.95	-11.91	-17.30	0.97	1.19	12.54	8.49	81.30
AMEX Traded Companies(2)	28.40	4,198	135.1	29.85	24.52	27.74	1.98	11.51	1.31	1.58	1.45	17.62	16.98	217.07
NASDAQ Listed OTC Companies(18)	23.37	16,981	287.8	26.12	19.39	23.03	1.91	12.04	1.39	1.34	1.25	13.32	12.80	147.69
Mid-Atlantic Companies(8)	19.62	77,643	1,448.5	24.62	16.78	19.31	2.00	2.52	-8.36	1.20	1.17	11.24	9.30	115.54
New England Companies(10)	27.77	9,575	193.7	30.54	23.30	27.50	1.06	11.30	1.99	1.50	1.43	16.69	16.14	181.59
North-West Companies(3)	22.33	7,790	167.2	24.51	17.28	21.02	6.58	27.82	12.24	1.45	1.27	10.41	10.39	133.90
South-East Companies(1)	9.95	3,068	30.5	10.95	9.13	9.95	0.00	-4.60	-4.69	0.29	0.29	8.29	8.29	68.99
Thrift Strategy(21)	23.46	31,705	600.0	26.81	19.67	23.07	1.93	9.32	-0.69	1.32	1.26	13.71	12.78	148.02
Companies Issuing Dividends(22)	23.46	31,705	600.0	26.81	19.67	23.07	1.93	9.32	-0.69	1.32	1.26	13.71	12.78	148.02
Equity/Assets <6%(1)	25.00	5,277	131.9	26.45	17.82	24.00	4.17	41.40	12.26	1.66	1.47	10.38	10.38	182.62
Equity/Assets 6-12%(15)	27.27	7,702	169.0	30.31	22.87	27.02	1.10	13.58	0.76	1.64	1.53	15.80	15.15	190.44
Equity/Assets >12%(6)	16.20	80,115	1,468.1	20.44	14.11	15.68	3.06	-3.83	-5.52	0.70	0.73	10.43	8.85	64.49
Actively Traded Companies(5)	29.73	4,550	117.4	34.12	25.12	29.42	1.79	6.33	-0.49	1.69	1.68	18.81	18.48	195.41
Holding Company Structure(19)	22.19	37,698	709.5	25.55	18.67	21.71	2.35	6.82	-2.74	1.19	1.17	13.28	12.21	134.32
Assets Over $1 Billion(8)	20.29	75,674	1,401.0	24.26	17.35	19.72	2.79	2.32	-6.63	0.99	1.02	11.38	9.65	93.14
Assets $500 Million-$1 Billion(9)	28.85	4,350	114.9	32.37	24.33	28.38	2.27	10.93	-0.95	1.71	1.56	16.90	16.33	205.16
Assets $250-$500 Million(3)	24.64	2,696	58.9	27.08	20.23	24.90	-0.89	16.72	9.30	1.86	1.90	15.93	15.70	199.92
Assets less than $250 Million(2)	14.48	2,560	34.8	15.98	10.90	14.39	0.50	20.81	10.98	0.62	0.42	8.46	8.43	88.20
Goodwill Companies(15)	23.88	38,221	733.8	27.93	20.19	23.46	2.15	7.54	-2.82	1.34	1.22	14.19	12.91	155.55
Non-Goodwill Companies(7)	22.35	14,761	252.0	23.89	18.30	22.07	1.33	13.95	4.84	1.29	1.36	12.45	12.45	128.45

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 1, 2004

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(16)	18.70	15,467	117.1	22.18	15.61	18.32	2.16	14.47	7.17	0.41	0.40	8.77	8.33	72.88
BIF-Insured Thrifts(5)	27.79	59,519	778.0	31.98	21.56	27.72	0.12	20.57	6.82	0.92	0.62	9.56	8.95	95.44
AMEX Traded Companies(2)	18.84	6,170	64.8	19.75	13.97	18.62	1.21	14.20	9.38	0.47	0.43	9.71	9.71	60.72
NASDAQ Listed OTC Companies(19)	21.08	28,038	296.5	25.01	17.35	20.77	1.72	16.11	6.84	0.54	0.46	8.88	8.35	80.10
California Companies(1)	14.59	14,549	83.0	15.62	10.47	14.10	3.48	45.90	45.90	0.16	0.17	5.86	5.86	63.42
Mid-Atlantic Companies(10)	21.91	29,349	313.9	26.91	18.45	21.82	0.25	10.35	-1.25	0.63	0.60	8.68	7.97	90.77
Mid-West Companies(5)	17.58	18,707	162.6	20.89	15.14	17.41	0.51	14.47	7.71	0.29	0.31	9.14	8.82	68.14
New England Companies(4)	20.36	30,981	400.6	21.13	14.22	19.62	5.77	25.10	21.08	0.72	0.40	9.14	8.83	69.21
South-East Companies(1)	35.17	19,571	125.6	41.00	30.01	33.96	3.56	12.36	-7.45	0.39	0.27	13.34	13.03	54.56
Thrift Strategy(20)	20.12	22,569	218.6	23.88	16.88	19.84	1.66	12.94	4.23	0.47	0.45	8.79	8.34	76.48
Diversified Strategy(1)	35.63	93,700	1,390.5	37.00	20.06	34.94	1.97	75.60	64.19	1.88	0.65	12.34	11.15	113.76
Companies Issuing Dividends(17)	22.80	29,790	327.0	27.25	18.59	22.60	0.53	13.53	2.61	0.60	0.50	9.45	8.85	85.93
Companies Without Dividends(4)	12.61	9,659	50.9	12.87	10.37	11.90	6.52	26.10	26.10	0.27	0.27	6.89	6.88	45.62
Equity/Assets <6%(1)	16.31	5,899	35.0	22.68	13.15	17.56	-7.12	0.37	-12.08	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(10)	24.85	43,472	507.4	29.44	19.73	24.37	1.80	18.27	7.00	0.81	0.64	9.82	8.89	107.76
Equity/Assets >12%(10)	17.33	10,445	65.4	19.76	14.72	17.05	2.43	15.14	9.08	0.30	0.31	8.31	8.27	43.85
Converted Last 3 Mths (no MHC)(2)	11.00	10,084	48.0	11.00	10.00	10.00	10.00	10.00	10.00	0.22	0.22	6.31	6.30	42.29
Holding Company Structure(18)	20.90	22,572	229.3	24.88	17.59	20.62	1.54	10.85	1.17	0.50	0.48	9.08	8.58	80.07
Assets Over $1 Billion(5)	32.51	84,472	1,000.4	36.93	25.64	31.77	2.38	27.37	9.98	0.97	0.67	11.20	10.31	100.55
Assets $500 Million-$1 Billion(5)	15.53	14,720	90.9	17.85	12.19	15.34	2.29	16.13	12.71	0.24	0.23	7.40	7.30	68.31
Assets $250-$500 Million(8)	19.54	4,892	31.1	24.46	16.79	19.42	0.82	5.47	-2.63	0.50	0.50	9.04	8.39	86.72
Assets less than $250 Million(3)	13.87	3,325	19.5	15.03	11.40	13.64	1.74	24.41	18.78	0.38	0.38	7.63	7.62	35.06
Goodwill Companies(8)	20.96	22,849	262.0	25.41	16.27	20.77	0.40	11.43	1.49	0.64	0.41	9.24	7.97	94.99
Non-Goodwill Companies(11)	22.59	31,101	324.7	26.31	18.86	22.33	1.08	20.28	10.63	0.52	0.53	9.24	9.24	72.61
MHC Institutions(21)	20.86	25,956	274.4	24.51	17.03	20.56	1.67	15.93	7.09	0.53	0.46	8.96	8.48	78.25
MHC Converted Last 3 Months(2)	11.00	10,084	48.0	11.00	10.00	10.00	10.00	10.00	10.00	0.22	0.22	6.31	6.30	42.29

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 1, 2004

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	35.65	76,824	2,738.8	42.55	31.49	35.39	0.73	11.30	-4.17	2.59	2.52	17.86	15.45	290.72
BBX	BankAtlantic Bancorp of FL	18.88	59,779	1,128.6	19.75	13.70	18.11	4.25	31.20	-0.63	1.25	1.45	7.37	5.90	90.81
CFB	Commercial Federal Corp. of NE	27.77	39,871	1,107.2	28.48	23.82	26.96	3.00	12.52	3.97	2.03	2.69	18.84	14.40	293.79
DSL	Downey Financial Corp. of CA	56.77	27,968	1,587.7	56.80	45.41	55.06	3.11	17.17	15.15	3.21	2.34	33.70	33.58	508.52
FED	FirstFed Financial Corp. of CA	49.97	16,406	819.8	50.03	38.16	47.84	4.45	20.99	14.87	3.96	3.88	26.79	26.40	336.76
FBC	Flagstar Bancorp, Inc. of MI	21.55	61,141	1,317.6	28.11	18.00	21.20	1.65	-4.01	0.61	3.36	1.69	11.61	11.61	195.71
GDW	Golden West Fin. Corp. of CA	112.58	152,749	17,196.5	116.91	91.00	110.04	2.31	21.91	9.10	7.79	7.75	42.98	42.98	609.88
NDE	IndyMac Bancorp, Inc. of CA	36.24	61,099	2,214.2	37.44	23.50	36.30	-0.17	51.57	21.65	2.89	-1.46	17.27	16.72	237.25
NYB	New York Community Bcrp of NY*	20.57	264,493	5,440.6	35.57	17.62	20.11	2.29	-14.04	-27.93	1.35	1.83	11.49	3.76	91.07
PFB	PFF Bancorp, Inc. of Pomona CA	38.92	16,785	653.3	40.95	32.60	38.16	1.99	18.99	7.28	2.53	2.38	19.25	19.17	217.11
PFS	Provident Fin. Serv. Inc of NJ*	17.64	60,065	1,059.5	21.55	15.91	17.36	1.61	-9.77	-6.67	0.59	0.54	13.59	13.22	71.53
SOV	Sovereign Bancorp, Inc. of PA	22.00	310,365	6,828.0	25.20	18.30	21.91	0.41	13.34	-7.37	1.47	1.31	12.29	7.34	156.87
WES	Westcorp of Irvine CA	43.30	51,833	2,244.4	46.80	34.13	42.64	1.55	23.40	18.47	3.21	3.21	23.65	23.64	289.37
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	37.90	5,871	222.5	39.20	32.46	36.70	3.27	9.86	4.70	1.76	1.66	20.79	19.81	220.76
BFD	BostonFed Bancorp, Inc. of MA(8)	43.25	4,540	196.4	43.25	29.20	42.20	2.49	42.27	23.93	0.99	-0.29	20.59	16.89	374.20
CNY	Carver Bancorp, Inc. of NY	20.15	2,291	46.2	26.50	17.60	20.30	-0.74	11.02	-20.67	2.02	1.95	18.30	18.30	241.31
EFC	EFC Bancorp, Inc of Elgin IL	25.17	4,653	117.1	28.49	20.65	25.00	0.68	19.63	5.31	1.52	1.43	17.13	17.13	204.35
FDT	Federal Trust Corp of FL	8.35	6,662	55.6	8.60	6.90	8.59	-2.79	12.38	4.37	0.46	0.41	4.11	4.11	77.36
GOV	Gouverneur Bcp MHC of NY(42.5)	13.88	2,283	13.5	14.00	11.13	13.70	1.31	23.60	18.63	0.36	0.35	7.82	7.82	42.94
NBN	Northeast Bancorp of Auburn ME*	18.90	2,525	47.7	20.50	16.57	18.77	0.69	13.17	-2.07	1.39	1.23	14.44	14.14	213.37
SZB	SouthFirst Bancshares of AL	15.50	719	11.1	18.75	15.15	15.85	-2.21	1.31	-10.40	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hlding Cp of N Iberia LA	40.00	2,279	91.2	41.50	34.10	39.75	0.63	14.29	10.25	2.60	2.55	25.44	25.44	254.70
WSB	Washington SB, FSB of Bowie MD	12.82	7,308	93.7	13.60	8.75	13.30	-3.61	36.24	38.59	1.20	0.93	6.41	6.41	64.50
WFD	Westfield Finl MHC of MA(46.5)*	23.79	10,057	116.0	25.50	16.81	23.53	1.10	4.80	0.13	0.57	0.50	11.59	11.59	78.50
WFI	Winton Financial Corp. of OH(8)	21.62	4,606	99.6	22.00	12.70	21.10	2.46	65.04	64.29	1.05	0.82	9.98	9.96	120.22
WRO	Woronoco Bancorp, Inc. of MA	38.85	3,673	142.7	40.50	27.75	39.10	-0.64	37.04	7.17	1.55	1.42	21.43	20.94	240.15
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY	20.00	1,223	24.5	25.00	17.32	20.00	0.00	1.42	-12.17	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	14.50	975	14.1	19.36	13.12	14.50	0.00	0.00	1.05	1.04	1.10	13.16	13.16	158.32
ASBP	ASB Financial Corp. of OH	21.41	1,661	35.6	29.24	21.30	22.00	-2.68	-10.79	-5.10	1.21	1.22	10.49	10.49	100.16
AABC	Access Anytime Bancorp of NM	14.39	1,227	17.7	14.74	12.50	13.90	3.53	14.03	1.27	0.95	0.19	13.07	7.62	232.55
AFBC	Advance Fin. Bancorp of WV(8)	25.77	1,398	36.0	26.75	16.70	25.75	0.08	48.79	41.36	1.78	1.45	15.54	11.09	229.71
ALLB	Alliance Bank MHC of PA (20.0)	31.25	3,441	21.5	40.50	23.77	30.55	2.29	31.58	11.61	0.70	0.69	10.18	10.18	111.23
ASBI	Ameriana Bancorp of IN	16.50	3,149	52.0	18.00	14.07	15.76	4.70	8.20	13.79	0.79	1.71	12.43	12.20	136.09
ABCW	Anchor BanCorp Wisconsin of WI	25.99	22,998	597.7	27.13	23.87	25.50	1.92	9.48	4.38	1.91	1.29	13.38	12.47	166.96
ALFC	Atlantic Liberty Fincl of NY	18.25	1,681	30.7	20.90	16.48	18.45	-1.08	-8.75	-6.65	0.84	0.84	15.72	15.72	108.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	16.31	5,899	35.0	22.68	13.15	17.56	-7.12	0.37	-12.08	0.11	0.10	6.84	6.38	127.13
BKMU	Bank Mutual Corp of WI	12.17	78,232	952.1	12.60	9.65	11.93	2.01	4.46	6.85	0.33	0.29	9.07	8.33	39.72
BKUNA	BankUnited Fin. Corp. of FL	28.97	30,006	869.3	30.25	20.90	28.62	1.22	33.01	12.33	1.58	1.46	15.18	14.24	275.35
BRBI	Blue River Bancshares of IN	5.26	3,406	17.9	7.00	4.85	5.49	-4.19	-2.41	-15.71	0.10	0.05	4.71	3.66	60.04
BYFC	Broadway Financial Corp. of CA	12.00	1,500	18.0	15.00	11.01	12.00	0.00	-13.04	-7.69	1.10	1.02	8.48	8.48	169.12
BRKL	Brookline Bancorp, Inc. of MA*	15.67	59,074	925.7	16.25	13.75	15.26	2.69	2.42	2.15	0.29	0.26	10.09	10.09	27.26
CITZ	CFS Bancorp, Inc of Munster IN	13.87	12,291	170.5	15.20	12.44	13.90	-0.22	-3.28	-6.28	0.25	0.19	12.57	12.45	119.74
CKFB	CKF Bancorp of Danville KY	16.99	1,470	25.0	20.00	13.13	17.50	-2.91	24.65	1.43	1.14	1.14	10.73	9.99	103.31
CAFI	Camco Fin Corp of Cambridge OH	14.96	7,359	110.1	18.51	12.63	14.85	0.74	-15.67	-13.68	0.64	0.45	12.46	12.06	145.23
CFFN	Capitol Fd Fn MHC of KS (29.2)	32.64	73,970	701.7	39.58	29.27	31.88	2.38	8.80	-9.51	0.36	0.36	13.03	13.03	114.20
CEBK	Central Bncrp of Somerville MA*	31.24	1,665	52.0	38.00	26.00	30.88	1.17	-9.84	-14.43	1.26	1.09	25.61	24.27	305.31
GCFC	Central Federal Corp. of OH	13.00	2,039	26.5	18.00	11.25	12.70	2.36	-7.14	-19.20	-0.91	-0.96	9.15	9.15	63.24
CHFN	Charter Fincl MHC of GA (18.4)	35.17	19,571	125.6	41.00	30.01	33.96	3.56	12.36	-7.45	0.39	0.27	13.34	13.03	54.56
CFSL	Chesterfield Financial of IL(8)	31.16	3,876	120.8	31.40	22.38	31.20	-0.13	36.07	31.20	0.51	0.51	19.29	19.17	93.46
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.60	9,919	51.8	13.75	10.17	12.05	-3.73	16.00	16.00	-0.02	0.17	7.72	7.72	28.10
CTZN	Citizens First Bancorp of MI	25.40	8,290	210.6	25.83	20.53	23.91	6.23	22.12	11.40	1.17	1.11	19.15	17.52	156.09
CFSB	Citizens First Fin Corp. of IL	24.02	1,499	36.0	28.50	20.00	23.70	1.35	-2.00	-5.80	1.06	0.84	22.45	22.45	222.97
CSBC	Citizens South Banking of NC	12.51	7,522	94.1	15.25	12.40	12.61	-0.79	-16.10	-10.32	0.40	0.28	9.54	8.53	66.55
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.76	30,530	161.6	14.25	10.50	11.53	1.99	17.60	17.60	0.12	0.13	6.56	6.56	24.91
CFCP	Coastal Fin. Corp. of SC	14.58	15,856	231.2	15.82	11.53	13.92	4.74	25.15	-0.14	0.87	0.83	4.93	4.93	80.72
CCBI	Commercial Capital Bcrp of CA	23.74	53,126	1,261.2	24.25	10.70	22.75	4.35	106.79	47.82	0.56	0.52	10.97	4.13	89.29
CFFC	Community Fin. Corp. of VA	19.61	2,079	40.8	24.70	17.50	19.37	1.24	9.01	-0.71	1.62	1.62	14.03	14.02	170.87

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 1, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
CIBI Community Inv. Bncp, Inc of OH	14.00	1,080	15.1	17.00	13.00	13.94	0.43	1.45	-6.48	0.80	0.75	12.25	12.25	112.83
DCOM Dime Community Bancshars of NY*	17.00	37,304	634.2	21.51	15.52	16.58	2.53	5.92	-17.11	1.33	1.27	7.22	5.72	93.01
DFBS Dutchfork Bancshares Inc of SC(8)	39.75	1,126	44.8	43.25	35.75	39.75	0.00	8.90	3.25	1.24	1.81	27.48	27.48	180.19
ESBF ESB Financial Corp. of PA	14.00	10,717	150.0	16.89	10.63	13.52	3.55	-6.98	-13.04	0.87	0.76	8.31	7.61	127.07
ESBK Elmira Svgs Bank, FSB of NY*	29.28	1,084	31.7	33.35	25.45	29.75	-1.58	11.12	3.06	2.30	1.79	18.63	18.16	289.26
EVRT Evertrust Fin. Grp, Inc. of WA(8)*	25.61	6,893	176.5	30.44	15.95	25.53	0.31	32.69	21.66	1.23	1.17	13.23	13.23	111.57
FFDF FFD Financial Corp of Dover OH	13.75	1,188	16.3	16.50	13.00	14.70	-6.46	-9.54	-6.78	0.58	0.38	14.09	14.09	114.39
FFLC FFLC Bancorp of Leesburg FL	27.10	5,405	146.5	30.47	24.26	27.09	0.04	-8.91	-5.74	1.68	1.58	14.89	14.89	187.05
FFWC FFW Corporation of Wabash IN	22.50	1,285	28.9	26.12	20.14	21.50	4.65	3.69	2.27	1.90	1.63	17.61	16.85	186.70
FMCO FMS Fin Corp. of Burlington NJ	16.36	6,501	106.4	20.50	15.15	16.53	-1.03	-10.16	-9.11	1.11	1.11	10.05	9.60	190.77
FFHH FSF Financial Corp. of MN(8)	34.36	2,386	82.0	35.00	28.01	34.73	-1.07	10.48	12.66	1.82	0.77	21.64	19.63	214.09
FSBI Fidelity Bancorp, Inc. of PA	21.95	2,668	58.6	24.35	19.75	21.96	-0.05	1.86	-6.56	1.68	1.45	14.94	13.86	238.29
FFFL Fidelity Bankshares, Inc of FL	37.50	15,130	567.4	38.80	26.90	36.57	2.54	36.07	19.43	1.27	1.32	12.50	12.14	224.89
FFED Fidelity Fed. Bancorp of IN(8)	1.75	11,000	19.3	2.55	1.32	1.46	19.86	-7.41	10.76	0.02	-0.01	1.42	1.42	17.52
FBTC First BancTrust Corp of IL	12.17	2,500	30.4	13.75	11.05	12.00	1.42	-0.49	0.33	0.61	0.44	10.30	10.30	88.49
FBEI First Bancorp of Indiana of IN	19.65	1,626	32.0	23.40	19.05	20.06	-2.04	0.77	-2.09	0.19	-0.07	17.82	16.57	162.40
FBSI First Bancshares, Inc. of MO	19.80	1,628	32.2	22.15	19.28	20.03	-1.15	-6.65	-5.71	1.44	1.37	16.77	16.47	162.76
FCAP First Capital, Inc. of IN	20.25	2,817	57.0	25.00	19.00	21.50	-5.81	0.40	-3.57	1.24	1.25	15.57	13.45	148.33
FCFL First Community Bk Corp of FL	21.75	2,115	46.0	26.19	14.30	22.09	-1.54	38.10	42.16	0.82	0.76	10.65	10.45	101.69
FDEF First Defiance Fin. Corp of OH	26.14	6,318	165.2	30.65	22.01	26.33	-0.72	5.28	0.93	1.92	1.37	19.70	16.64	169.86
FFFS First Fed Serv MHC of IL(45.0)	13.85	3,920	24.4	13.85	11.00	13.50	2.59	38.50	38.50	0.48	0.48	9.08	9.08	34.47
FFBH First Fed. Bancshares of AR	20.60	5,195	107.0	21.50	18.00	20.10	2.49	11.35	0.49	1.40	1.26	14.35	14.35	137.18
FTFC First Fed. Capital Corp. of WI(8)	30.84	22,517	694.4	31.00	19.76	29.70	3.84	46.86	36.70	1.62	0.70	12.63	8.62	163.64
FFBI First Federal Bancshares of IL	23.99	1,310	31.4	36.00	20.10	21.25	12.89	-24.61	-31.85	1.71	1.65	16.43	15.21	234.90
FFSX First Federal Bankshares of IA	22.95	3,740	85.8	25.24	20.00	23.25	-1.29	4.08	-6.93	1.50	1.24	19.11	14.10	164.58
FFBZ First Federal Bncrp, Inc of OH(8)	13.23	3,286	43.5	15.00	8.05	13.13	0.76	62.93	45.87	0.56	0.48	6.97	6.97	78.57
FFCH First Fin. Holdings Inc. of SC	31.87	12,382	394.6	33.14	25.75	30.00	6.23	2.91	1.92	2.03	1.81	13.18	11.36	198.02
FFHS First Franklin Corp. of OH	21.00	1,646	34.6	22.00	15.26	20.75	1.20	1.20	16.86	0.69	0.41	14.32	14.32	165.72
FKFS First Keystone Fin., Inc of PA	22.50	1,926	43.3	29.00	21.40	22.25	1.12	-15.19	-17.58	1.35	0.70	14.63	14.63	293.33
CASH First Midwest Fin., Inc. of IA	22.99	2,497	57.4	24.75	20.26	21.09	9.01	3.79	6.44	1.70	1.92	17.95	16.59	303.38
FMSB First Mutual Bncshrs Inc of WA*	25.00	5,277	131.9	26.45	17.82	24.00	4.17	41.40	12.26	1.66	1.47	10.38	10.38	182.62
FNFG First Niagara Fin. Group of NY*	13.74	83,686	1,149.8	15.78	11.49	13.37	2.77	-11.24	-8.22	0.43	0.42	8.70	7.33	42.89
FNFI First Niles Fin., Inc. of OH	19.70	1,376	27.1	20.70	16.43	19.25	2.34	14.20	10.99	0.76	0.64	11.19	11.19	70.69
FPTB First PacTrust Bancorp of CA	25.14	4,696	118.1	25.55	19.53	25.15	-0.04	22.34	12.63	1.01	1.00	16.66	16.66	141.61
FPFC First Place Fin. Corp. of OH	19.99	15,141	302.7	20.28	16.44	18.31	9.18	5.77	2.36	0.93	0.64	14.74	9.83	148.41
FBNW FirstBank NW Corp. of WA	28.67	2,965	85.0	31.05	24.50	29.00	-1.14	1.99	-5.54	1.73	1.30	23.50	16.48	247.10
FFIC Flushing Fin. Corp. of NY*	19.50	19,228	374.9	19.93	14.67	18.68	4.39	33.11	5.57	1.28	1.27	7.60	7.59	105.47
FKKY Frankfort First Bancorp of KY(8)	24.15	1,267	30.6	26.36	19.79	24.25	-0.41	16.33	16.11	0.75	0.75	13.82	13.82	109.01
FBTX Franklin Bank Corp of TX	17.55	21,225	372.5	20.70	14.33	16.93	3.66	21.03	-7.63	0.59	0.50	11.98	9.15	144.65
GUPB GFSB Bancorp, Inc of Gallup NM(8)	19.65	1,147	22.5	25.98	17.00	19.65	0.00	14.24	-10.23	1.18	1.14	15.81	15.81	202.34
GSLA GS Financial Corp. of LA	19.16	1,299	24.9	20.00	17.73	18.75	2.19	-0.36	-1.44	0.40	0.19	21.86	21.86	161.27
GTPS Great American Bancorp of IL	30.40	735	22.3	36.75	23.00	30.50	-0.33	-10.32	-13.17	1.67	1.57	23.09	22.43	213.96
PEDE Great Pee Dee Bancorp of SC	15.50	1,812	28.1	18.10	15.05	15.50	0.00	-7.74	-11.93	0.69	0.63	14.38	13.80	86.29
GAFC Greater Atlant. Fin Corp of VA	6.30	3,012	19.0	8.31	5.78	6.53	-3.52	-22.70	-22.70	-0.04	-3.12	6.38	5.96	167.48
GCBC Green Co Bcrp MHC of NY (43.9)	31.71	2,054	28.6	36.00	28.16	30.80	2.95	13.25	-4.49	1.42	1.43	14.52	14.52	138.55
HFFC HF Financial Corp. of SD	16.53	3,533	58.4	18.25	14.05	16.84	-1.84	2.67	1.10	1.48	1.22	14.62	13.22	239.76
HMNF HMN Financial, Inc. of MN	28.05	4,457	125.0	28.19	20.00	27.75	1.08	30.47	15.48	2.20	1.66	18.20	17.26	205.09
HARB Harbor Florida Bancshrs of FL	32.20	23,788	766.0	33.74	26.02	31.15	3.37	19.79	8.27	1.66	1.52	11.68	11.51	108.97
HARL Harleysville Svgs Fin Cp of PA	28.75	2,292	65.9	34.50	25.75	28.01	2.64	11.00	-3.85	2.06	1.91	18.88	18.88	308.86
HWFG Harrington West Fncl Grp of CA	17.50	5,269	92.2	18.00	13.00	16.90	3.55	30.60	26.54	1.53	1.46	9.29	8.35	199.36
HIFS Hingham Inst. for Sav. of MA*	41.11	2,081	85.5	44.97	35.82	41.11	0.00	8.18	-1.04	2.80	2.77	20.26	20.26	252.79
HCFC Home City Fin. Corp. of OH	16.00	824	13.2	18.25	14.55	16.00	0.00	4.78	-7.25	0.79	0.78	15.03	14.67	185.99
HWEN Home Financial Bancorp of IN	6.36	1,356	8.6	6.40	4.79	6.00	6.00	18.00	0.79	0.27	0.35	5.26	5.26	46.77
HLFC Home Loan Financial Corp of OH	19.58	1,682	32.9	21.40	16.50	19.96	-1.90	16.83	1.71	1.06	1.00	13.26	13.26	95.14
HFBC HopFed Bancorp, Inc. of KY	16.65	3,637	60.6	18.50	16.00	17.26	-3.53	-2.06	-3.42	1.09	0.98	12.75	11.20	160.10
HRZB Horizon Financial Corp. of WA*	19.65	10,303	202.5	22.56	16.73	18.03	8.99	14.24	12.22	1.24	1.06	10.44	10.39	85.17
HCBK Hudson Cty Bcp MHC of NJ(34.5)*	36.00	187,157	2,324.9	40.38	30.70	35.51	1.38	15.57	-5.71	1.16	1.10	6.88	6.88	99.76
HRBT Hudson River Bancorp Inc of NY(8)	19.33	30,430	588.2	21.44	15.83	18.83	2.66	15.27	-0.97	1.08	1.08	9.36	7.06	85.76
ICBC Independence Comm Bnk Cp of NY	38.99	83,392	3,251.5	41.58	34.30	38.02	2.55	8.79	8.40	1.99	1.98	25.78	11.28	216.06
IFSB Independence FSB of DC(8)	17.04	1,552	26.4	25.49	16.67	17.95	-5.07	-5.23	-26.74	-1.58	-3.08	11.19	11.19	125.53
JXSB Jcksnville Bcp MHC of IL(46.8)	15.91	1,952	14.5	20.00	13.20	15.91	0.00	-2.09	-5.63	0.35	0.25	9.86	8.30	136.17
JFBI Jefferson Bancshares Inc of TN	13.18	8,386	110.5	15.00	11.30	13.15	0.23	-9.10	-4.49	0.17	0.48	11.14	11.14	36.43
KFED K-Fed Bancorp of CA MHC (39.1)	14.59	14,549	83.0	15.62	10.47	14.10	3.48	45.90	45.90	0.16	0.17	5.86	5.86	63.42
KNBT KNBT Bancorp, Inc. of PA	16.99	28,854	490.2	17.99	14.17	16.37	3.79	69.90	-3.36	-0.10	0.41	13.04	11.48	75.72
LSBX LSB Corp of No. Andover MA*	20.00	4,307	86.1	20.81	15.00	20.04	-0.20	22.32	15.54	1.41	2.01	13.23	13.23	110.58

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 1, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
LSBI	LSB Fin. Corp. of Lafayette IN	26.00	1,363	35.4	28.00	22.00	25.90	0.39	5.09	-5.45	2.21	1.72	21.21	21.21	251.44
LARL	Laurel Capital Group Inc of PA	22.99	1,929	44.3	25.98	19.13	22.03	4.36	11.12	-7.11	0.87	0.86	14.06	12.16	155.20
LNCB	Lincoln Bancorp of IN	19.24	4,430	85.2	21.52	16.12	19.24	0.00	0.16	-3.56	0.77	0.74	18.18	17.70	131.19
MAFB	MAF Bancorp, Inc. of IL	43.96	32,668	1,436.1	44.95	38.95	43.35	1.41	11.66	4.92	2.92	2.65	27.74	19.32	286.97
MFBC	MFB Corp. of Mishawaka IN	28.25	1,329	37.5	35.00	27.56	28.25	0.00	-14.29	-7.26	2.02	1.30	26.87	26.87	322.00
MASB	MassBank Corp. of Reading MA*	36.66	4,393	161.0	44.27	32.05	37.03	-1.00	-3.27	-14.76	1.73	1.48	24.51	24.26	223.18
MTXC	Matrix Bancorp, Inc. of CO	12.81	6,520	83.5	13.91	8.00	12.82	-0.08	41.39	38.49	0.64	1.13	11.38	11.38	266.38
MFLR	Mayflower Co-Op. Bank of MA*	19.01	2,051	39.0	21.00	12.67	18.82	1.01	46.23	26.65	0.94	0.54	8.63	8.58	107.41
MCBF	Monarch Community Bncrp of MI	14.00	2,710	37.9	17.21	12.57	14.45	-3.11	-5.98	-13.10	0.19	-0.07	15.50	11.59	107.72
MFSF	MutualFirst Fin. Inc. of IN	24.66	4,949	122.0	29.21	20.94	24.08	2.41	-8.67	-1.79	1.49	1.31	18.64	18.45	165.37
MYST	Mystic Financial, Inc. of MA(8)*	39.99	1,566	62.6	40.55	24.12	39.58	1.04	66.63	32.29	1.20	0.93	17.08	17.08	281.73
NASB	NASB Fin, Inc. of Grandview MO	38.72	8,458	327.5	44.50	34.27	38.60	0.31	9.04	-7.61	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	28.40	2,075	58.9	35.67	24.75	29.49	-3.70	7.17	-16.10	2.89	2.09	19.75	13.90	291.52
NVSL	Naug Vlly Fin MHC of CT (45.0)	10.80	7,604	37.0	10.80	10.00	10.00	8.00	8.00	8.00	0.21	0.21	6.49	6.49	37.01
NTBK	NetBank, Inc. of Alpharetta GA	10.20	46,673	476.1	14.83	9.75	10.09	1.09	-22.61	-23.60	0.73	-1.19	9.22	7.73	110.89
NABC	NewAlliance Bancshares of CT	14.16	114,159	1,616.5	15.72	12.92	14.00	1.14	41.60	41.60	-0.15	0.25	12.29	7.95	55.98
NMIL	Newmil Bancorp, Inc. of CT*	29.40	4,208	123.7	29.85	25.34	28.86	1.87	12.60	1.20	1.89	1.83	12.64	10.60	173.66
FFFD	North Central Bancshares of IA	37.00	1,563	57.8	39.25	34.90	36.80	0.54	3.41	0.43	3.53	3.53	26.37	23.19	288.05
NEIB	Northeast Indiana Bncrp of IN	21.75	1,468	31.9	22.93	18.12	21.28	2.21	19.44	3.37	1.13	1.04	18.07	18.07	153.34
NEPF	Northeast PA Fin. Corp of PA	16.41	4,172	68.5	20.00	16.25	16.50	-0.55	-6.55	-14.58	-0.07	-0.15	13.77	11.22	211.06
NWSB	Northwest Bcrp MHC of PA(41.4)	23.13	47,960	459.1	26.67	18.14	22.54	2.62	24.49	8.39	1.05	0.97	10.42	7.46	120.49
OCFC	OceanFirst Fin. Corp of NJ	24.28	13,244	321.6	28.00	21.30	23.75	2.23	-4.56	-10.57	1.37	0.83	10.23	10.12	140.24
ONFC	Oneida Fincl MHC of NY (42.4)	11.50	7,488	36.5	17.65	8.74	11.40	0.88	-29.88	-21.98	0.40	0.34	6.52	4.74	57.53
PBNC	PFS Bancorp Inc. of Aurora IN	21.49	1,474	31.7	22.86	17.70	21.00	2.33	19.72	9.36	0.57	0.57	18.42	18.42	84.66
PHSB	PHSB Financial Corp. of PA(8)	26.74	2,903	77.6	26.99	17.60	26.77	-0.11	44.54	24.37	1.02	0.49	15.65	15.65	111.27
PVFC	PVF Capital Corp. of Solon OH	14.13	7,044	99.5	16.34	11.65	14.44	-2.15	5.21	-3.55	0.98	0.49	9.00	9.00	107.28
PPBI	Pacific Premier Bncrp of CA(8)	11.98	5,255	63.0	15.25	6.90	11.18	7.16	71.14	8.03	1.09	1.27	7.88	7.88	80.63
PBCI	Pamrapo Bancorp, Inc. of NJ	22.89	4,975	113.9	29.60	19.45	22.55	1.51	8.69	-9.70	1.60	1.60	10.68	10.68	129.39
PFED	Park Bancorp of Chicago IL	30.80	1,145	35.3	35.05	26.58	30.80	0.00	10.35	5.99	2.27	2.06	26.09	26.09	236.49
PVSA	Parkvale Financial Corp of PA	26.85	5,581	149.8	30.73	25.21	26.75	0.37	1.94	0.00	1.79	1.67	18.76	16.76	288.92
PRTR	Partners Trust Fin. Grp. of NY	10.57	27,743	293.2	21.27	9.35	10.25	3.12	-8.96	-39.36	0.60	0.58	11.00	5.29	78.67
PBHC	Pathfinder BC MHC of NY (35.3)*	16.11	2,448	13.9	21.00	14.77	16.11	0.00	-0.56	-12.73	0.61	0.42	8.61	6.74	122.52
PFSB	PennFed Fin. Services of NJ	31.15	6,788	211.4	36.95	27.80	30.18	3.21	5.06	-7.01	1.78	1.73	17.44	17.24	280.24
PFDC	Peoples Bancorp of Auburn IN	22.49	3,371	75.8	28.00	21.50	21.99	2.27	-3.85	-6.29	1.45	1.38	18.82	17.98	146.39
PBCT	Peoples Bank MHC of CT (41.7)*	35.63	93,700	1,390.5	37.00	20.06	34.94	1.97	75.60	64.19	1.88	0.65	12.34	11.15	113.76
PCBI	Peoples Community Bcrp. of OH	23.30	3,899	90.8	24.50	19.83	23.36	-0.26	1.30	3.55	0.73	0.70	13.16	17.60	218.56
PSFC	Peoples Sidney Fin. Corp of OH	15.27	1,433	21.9	18.50	13.25	15.40	-0.84	15.25	-3.84	0.68	0.68	12.16	12.16	94.75
PFSL	Pocahontas Bancorp, Inc. of AR	16.49	4,571	75.4	18.11	13.10	16.25	1.48	26.26	3.45	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	11.92	39,638	472.5	12.42	9.29	11.56	3.11	23.91	12.45	0.24	0.29	8.64	6.83	44.97
PROV	Provident Fin. Holdings of CA	29.22	7,092	207.2	29.40	20.01	26.98	8.30	44.44	20.84	2.37	0.79	15.51	15.49	185.99
PULB	Pulaski Fin Cp of St. Louis MO	19.54	5,474	107.0	20.44	14.40	18.75	4.21	32.93	15.76	1.03	0.31	7.05	6.95	103.51
RPFG	Ranier Pacific Fin Group of WA	17.70	8,442	149.4	18.35	15.22	17.89	-1.06	77.00	11.18	-0.24	-0.31	12.92	12.89	90.10
RIVR	River Valley Bancorp of IN(8)	23.20	1,599	37.1	30.25	20.01	23.25	-0.22	15.19	-21.17	1.58	1.20	13.82	13.80	161.64
RVSB	Riverview Bancorp, Inc. of WA	21.26	4,790	101.8	21.83	19.06	21.28	-0.09	11.37	0.00	1.51	1.52	13.83	11.76	107.59
ROME	Rome Bncp Inc MHC of NY (38.5)*	27.40	4,233	44.7	36.00	25.47	28.50	-3.86	7.45	-11.78	0.36	0.45	8.40	8.40	62.68
SIFI	SI Fin Gp Inc MHC of CT (42.0)	11.20	12,564	59.1	11.20	10.00	10.00	12.00	12.00	12.00	0.23	0.23	6.13	6.10	47.57
SVBI	Severn Bancorp, Inc. of MD	35.10	4,159	146.0	37.70	26.05	34.22	2.57	9.86	9.86	2.88	2.75	13.08	13.00	149.27
SFFS	Sound Fed Bancorp, Inc. of NY	14.26	12,550	179.0	17.35	12.51	14.26	0.00	-7.10	-8.53	0.51	0.51	9.96	8.85	72.88
SSFC	South Street Fin. Corp. of NC*	9.95	3,068	30.5	10.95	9.13	9.95	0.00	-4.60	-4.69	0.29	0.29	8.29	8.29	68.99
SMBC	Southern Missouri Bncrp of MO	15.90	2,252	35.8	17.50	13.61	15.49	2.65	13.25	14.80	1.28	1.29	11.52	10.25	138.50
STSA	Sterling Financial Corp of WA	36.00	22,615	814.1	36.02	26.15	34.25	5.11	36.62	15.72	1.90	1.85	18.05	11.46	276.77
STBI	Sturgis Bancorp, Inc. of MI	14.50	2,730	39.6	15.87	11.50	13.50	7.41	18.56	2.18	0.76	0.55	10.34	8.43	115.06
SYNF	Synergy Financial Group of NJ	10.60	12,452	132.0	11.50	8.46	10.44	1.53	23.69	5.47	0.31	0.31	8.39	8.33	64.26
THRD	TF Fin. Corp. of Newtown PA	28.25	2,887	81.6	35.47	26.30	28.55	-1.05	-10.37	-17.40	-1.31	-1.22	19.84	18.24	216.37
TONE	TierOne Corp. of Lincoln NE	23.66	18,286	432.6	25.37	19.77	22.50	5.16	7.99	3.05	1.29	1.18	14.42	14.42	123.33
TSBK	Timberland Bancorp, Inc. of WA	23.50	3,892	91.5	24.95	21.00	23.50	0.00	-2.04	3.57	1.46	1.40	18.44	18.44	112.46
TRST	TrustCo Bank Corp NY of NY	13.10	74,191	971.9	14.25	11.80	12.67	3.39	3.23	-0.38	0.74	0.63	2.89	2.89	38.40
UCBC	Union Community Bancorp of IN	17.97	1,988	35.7	19.60	16.53	18.32	-1.91	2.16	2.92	1.00	1.00	17.06	15.67	131.56
UCFC	United Community Fin. of OH	11.76	31,165	366.5	13.99	9.85	11.45	2.71	17.60	3.07	0.69	0.55	7.84	6.65	70.07
UPFC	United PanAm Fin. Corp of CA	18.30	16,164	295.8	19.64	14.20	18.00	1.67	-0.38	9.65	1.01	0.98	6.82	6.82	103.23
UTBI	United Tenn. Bankshares of TN	19.00	1,202	22.8	20.00	14.07	19.25	-1.30	31.40	17.43	1.70	1.65	14.21	13.58	102.69
WSFS	WSFS Financial Corp. of DE(8)*	51.78	7,016	363.3	53.75	41.61	51.71	0.14	19.50	15.45	3.47	3.30	25.33	25.17	342.07
WVFC	WVS Financial Corp. of PA	17.80	2,466	43.9	19.98	16.00	16.90	5.33	4.09	1.71	0.93	0.93	11.84	11.84	175.84
WSBI	Warwick Community Bncrp of NY(8)*	33.20	4,499	149.4	35.30	28.75	33.01	0.58	12.43	-3.49	0.22	0.17	15.11	14.60	159.58
WFSL	Washington Federal, Inc. of WA	25.49	78,444	1,999.5	26.44	22.13	25.08	1.63	9.16	-1.20	1.72	1.72	13.98	13.23	92.86

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 1, 2004

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WAYN Wayne Savings Bancshares of OH	16.18	3,770	61.0	21.00	13.93	16.38	-1.22	17.67	-10.11	0.65	0.62	11.15	10.76	102.51
WYPT Waypoint Financial Corp of PA(8)	27.77	33,402	927.6	28.20	19.50	27.52	0.91	34.22	28.03	1.02	0.78	11.86	11.23	162.95
WCFB Wbstr Cty Fed MHC of IA (39.0)	13.89	3,772	20.4	17.25	12.06	13.71	1.31	11.12	-0.79	0.30	0.30	5.99	5.96	27.78
WEFC Wells Fin. Corp. of Wells MN	29.74	1,161	34.5	34.79	22.16	29.99	-0.83	10.68	-0.87	2.32	1.14	24.40	24.40	192.38
WGBC Willow Grove Bancorp Inc of PA	17.00	9,884	168.0	18.78	14.85	16.36	3.91	3.60	-4.28	0.62	0.52	10.50	10.40	93.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part Two
Prices As Of October 1, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(149)	10.01	9.18	0.80	8.85	5.29	0.68	7.13	0.61	172.99	0.97	17.47	153.23	14.94	168.23	19.18	0.45	2.08	33.87
NYSE Traded Companies(11)	7.31	6.62	1.20	16.37	7.81	0.92	12.44	0.41	185.62	0.98	13.65	198.17	14.56	222.92	14.85	0.57	1.69	20.48
AMEX Traded Companies(9)	8.21	8.12	0.80	9.00	5.09	0.64	7.18	0.42	220.80	0.76	15.97	158.31	13.04	159.81	17.52	0.50	2.15	29.88
NASDAQ Listed OTC Companies(129)	10.38	9.49	0.77	8.11	5.06	0.66	6.62	0.64	168.98	0.98	18.00	148.54	15.09	163.39	19.78	0.44	2.11	35.71
California Companies(13)	7.88	7.17	1.11	14.48	6.69	0.81	10.74	0.23	346.39	1.26	14.90	197.16	15.52	198.38	16.56	0.42	1.31	20.36
Florida Companies(7)	7.66	7.31	0.98	11.94	5.16	0.96	11.71	0.33	245.44	0.83	20.45	230.30	17.74	243.63	21.23	0.25	0.95	18.51
Mid-Atlantic Companies(33)	9.12	8.00	0.77	9.11	4.87	0.67	6.78	0.32	231.74	1.07	17.93	157.48	14.80	181.73	20.09	0.46	2.14	39.13
Mid-West Companies(68)	10.50	9.84	0.78	7.96	5.61	0.65	6.64	0.83	125.82	0.89	17.37	136.93	14.17	148.27	19.44	0.50	2.42	38.95
New England Companies(4)	12.55	9.23	0.49	6.87	4.37	0.66	6.93	0.12	437.64	0.91	17.45	146.77	17.07	189.32	20.47	0.62	2.12	41.38
North-West Companies(6)	12.45	11.12	1.01	8.78	5.00	0.94	8.18	0.31	218.24	1.19	16.10	153.66	18.73	187.72	17.42	0.49	2.06	34.06
South-East Companies(14)	12.11	11.66	0.67	6.64	3.91	0.51	4.32	0.83	107.89	0.97	17.06	145.85	16.19	153.24	17.86	0.43	2.17	31.49
South-West Companies(3)	6.95	4.80	0.49	6.27	4.98	0.24	2.86	0.30	109.28	0.44	22.45	128.30	9.16	190.32	NM	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.27	4.27	0.24	5.90	5.00	0.43	10.41	2.55	23.68	0.80	20.02	112.57	4.81	112.57	11.34	0.00	0.00	0.00
Thrift Strategy(140)	10.14	9.33	0.79	8.59	5.20	0.67	6.90	0.62	167.66	0.97	17.65	151.22	14.96	164.14	19.25	0.46	2.13	35.04
Mortgage Banker Strategy(7)	7.54	6.00	1.07	13.95	6.89	0.92	12.18	0.36	291.22	1.07	14.77	194.11	14.76	253.96	15.95	0.28	1.09	14.84
Real Estate Strategy(2)	8.39	8.39	0.95	11.25	6.94	0.48	5.63	1.48	39.06	0.70	14.42	157.00	13.17	157.00	28.84	0.27	1.91	27.55
Companies Issuing Dividends(135)	10.28	9.46	0.82	8.89	5.36	0.70	7.45	0.61	176.85	0.95	17.28	152.43	15.24	166.20	19.23	0.49	2.25	36.89
Companies Without Dividends(14)	6.69	5.76	0.62	8.36	4.42	0.38	3.31	0.58	113.39	1.27	19.93	162.90	11.31	192.60	18.47	0.00	0.00	0.00
Equity/Assets <6%(13)	5.16	4.80	0.64	11.23	6.58	0.37	5.56	0.57	142.34	0.72	15.90	164.63	8.62	176.84	17.53	0.26	1.30	17.91
Equity/Assets 6-12%(102)	8.81	8.13	0.87	9.85	5.72	0.72	8.12	0.64	165.85	1.02	16.91	159.80	14.10	176.54	18.77	0.49	2.13	32.16
Equity/Assets >12%(34)	15.55	14.07	0.68	4.91	3.48	0.69	4.81	0.53	204.96	0.93	20.79	129.20	19.99	139.17	21.85	0.41	2.25	49.43
Converted Last 3 Mths (no MHC)(1)	13.98	6.72	0.76	5.45	5.68	0.74	5.27	0.24	233.62	0.91	17.62	96.09	13.44	199.81	28.22	0.24	2.27	40.00
Actively Traded Companies(10)	8.51	7.19	1.10	13.30	6.41	1.16	13.98	0.52	138.51	0.89	15.87	190.83	15.96	235.44	14.90	0.57	2.04	26.67
Market Value Below $20 Million(11)	8.04	7.55	0.39	4.44	3.75	0.10	-1.34	0.86	86.95	0.70	17.86	112.09	8.96	124.75	16.46	0.24	1.75	32.35
Holding Company Structure(147)	10.01	9.17	0.79	8.77	5.26	0.67	7.07	0.61	172.99	0.98	17.53	152.87	14.90	167.98	19.24	0.46	2.08	33.97
Assets Over $1 Billion(52)	9.31	7.92	0.97	11.78	5.77	0.81	9.66	0.50	202.18	1.08	16.63	180.37	16.39	206.71	18.60	0.44	1.78	27.80
Assets $500 Million-$1 Billion(36)	9.08	8.44	0.73	8.27	5.25	0.57	5.67	0.44	226.04	0.92	18.15	149.99	13.45	162.26	20.18	0.48	2.11	38.05
Assets $250-$500 Million(31)	10.54	9.90	0.77	7.68	5.88	0.72	7.02	0.79	116.39	0.91	16.74	130.66	13.49	141.39	17.74	0.47	2.30	35.77
Assets less than $250 Million(30)	12.09	11.87	0.62	5.19	3.82	0.53	4.38	0.87	98.95	0.90	19.07	129.18	15.63	132.40	20.56	0.43	2.40	39.53
Goodwill Companies(99)	9.77	8.55	0.80	8.78	5.09	0.66	6.80	0.56	192.91	1.00	17.58	154.58	14.89	176.75	19.12	0.46	2.06	33.60
Non-Goodwill Companies(50)	10.53	10.53	0.81	9.02	5.71	0.72	7.84	0.73	127.45	0.92	17.25	150.38	15.06	150.38	19.30	0.44	2.12	34.41
Acquirors of FSLIC Cases(6)	8.86	8.35	1.04	11.92	6.28	1.18	13.55	0.64	100.43	0.78	16.30	178.57	15.73	190.35	14.72	0.56	2.04	23.26

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 1, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(22)	11.74	10.82	1.03	10.34	5.47	1.01	9.98	0.13	372.65	1.01	19.42	178.08	19.81	188.20	20.34	0.53	2.38	40.63
NYSE Traded Companies(2)	15.81	11.31	1.32	9.61	4.95	1.60	12.09	0.12	376.55	0.77	22.57	154.41	23.62	133.43	21.95	0.62	3.11	57.38
AMEX Traded Companies(2)	8.09	7.80	0.78	8.99	6.00	0.71	8.21	0.29	274.47	1.11	17.57	156.59	13.01	162.49	19.10	0.42	1.59	26.59
NASDAQ Listed OTC Companies(18)	11.68	11.18	1.03	10.64	5.47	0.97	9.94	0.11	399.59	1.03	19.22	184.53	20.23	195.78	20.27	0.53	2.39	40.18
Mid-Atlantic Companies(8)	12.25	9.89	1.21	11.64	5.79	1.26	11.86	0.17	293.08	0.82	19.85	184.90	21.03	207.25	20.51	0.54	2.71	49.14
New England Companies(10)	11.98	11.72	0.93	9.32	5.32	0.90	8.87	0.12	373.11	1.14	18.22	171.89	19.90	179.24	18.93	0.56	2.05	36.45
North-West Companies(3)	8.97	8.94	1.26	14.44	6.48	1.09	12.61	0.07	768.20	1.31	15.45	214.53	18.38	214.99	17.77	0.44	2.04	31.81
South-East Companies(1)	12.02	12.02	0.41	3.50	2.91	0.41	3.50	0.00	0.00	0.39	34.31	120.02	14.42	120.02	34.31	0.40	4.02	0.00
Thrift Strategy(21)	11.74	10.82	1.03	10.34	5.47	1.01	9.98	0.13	372.65	1.01	19.42	178.08	19.81	188.20	20.34	0.53	2.38	40.63
Companies Issuing Dividends(22)	11.74	10.82	1.03	10.34	5.47	1.01	9.98	0.13	372.65	1.01	19.42	178.08	19.81	188.20	20.34	0.53	2.38	40.63
Equity/Assets <6%(1)	5.68	5.68	1.00	17.06	6.64	0.88	15.11	0.12	768.20	1.11	15.06	240.85	13.69	240.85	17.01	0.36	1.44	21.69
Equity/Assets 6-12%(15)	8.40	8.01	0.99	11.45	6.16	0.95	10.79	0.15	325.13	0.99	17.07	184.94	15.32	197.56	17.89	0.58	2.19	36.12
Equity/Assets >12%(6)	18.86	16.82	1.12	7.18	4.02	1.16	7.65	0.11	351.68	1.03	25.45	155.05	29.04	157.07	25.89	0.47	2.90	57.78
Actively Traded Companies(5)	10.32	10.20	1.05	9.78	5.78	1.08	10.02	0.04	486.83	1.17	18.14	162.77	16.82	164.61	19.35	0.66	2.27	40.37
Holding Company Structure(19)	12.59	11.50	1.04	9.97	5.26	1.06	10.03	0.13	358.76	1.01	20.18	175.01	20.83	186.69	21.01	0.51	2.42	42.10
Assets Over $1 Billion(8)	16.21	14.15	1.20	9.94	4.77	1.24	10.38	0.15	297.88	0.93	21.32	184.26	27.24	203.60	21.58	0.47	2.45	48.18
Assets $500 Million-$1 Billion(9)	8.48	8.21	0.96	11.36	6.04	0.87	10.35	0.13	470.31	1.02	17.25	181.00	15.07	189.11	19.32	0.59	2.06	35.51
Assets $250-$500 Million(3)	9.20	9.12	1.09	11.31	7.45	1.28	12.39	0.13	258.21	1.47	13.46	154.17	14.10	156.20	13.15	0.64	2.60	34.96
Assets less than $250 Million(2)	10.03	10.00	0.64	7.20	3.93	0.46	4.88	0.04	0.00	0.79	27.27	170.15	16.06	170.79	34.31	0.40	3.06	42.55
Goodwill Companies(15)	10.51	9.23	1.04	10.57	5.63	0.99	9.90	0.16	302.09	0.96	19.37	179.63	18.20	194.09	20.77	0.55	2.37	43.41
Non-Goodwill Companies(7)	14.94	14.94	1.01	9.74	5.05	1.08	10.20	0.06	690.15	1.13	19.56	174.05	23.99	174.05	19.03	0.48	2.42	28.57

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 1, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(16)	15.48	14.99	0.61	4.50	2.12	0.63	4.43	0.42	198.20	0.81	25.49	207.95	30.90	221.09	27.17	0.45	2.04	28.57
BIF-Insured Thrifts(5)	10.59	10.07	0.93	9.74	3.20	0.69	7.05	0.49	136.16	0.88	25.47	251.82	30.92	272.51	32.73	0.66	2.32	64.88
AMEX Traded Companies(2)	16.49	16.49	0.80	4.65	2.49	0.74	4.30	0.60	135.11	1.14	NM	191.38	31.31	191.38	NM	0.33	1.78	71.20
NASDAQ Listed OTC Companies(19)	14.09	13.54	0.68	5.86	2.37	0.63	5.13	0.42	185.93	0.79	25.48	219.54	30.86	235.81	28.29	0.51	2.14	34.56
California Companies(1)	9.24	9.24	0.25	2.73	1.10	0.27	2.90	0.02	0.00	0.47	NM	248.98	23.01	248.98	NM	0.00	0.00	0.00
Mid-Atlantic Companies(10)	11.69	10.94	0.71	6.88	2.73	0.69	6.50	0.52	195.70	0.79	26.11	225.80	27.55	250.63	28.14	0.47	2.18	59.36
Mid-West Companies(5)	18.81	18.55	0.61	3.54	1.75	0.73	3.84	0.36	150.23	0.60	28.85	189.31	34.35	195.61	28.85	0.64	2.93	0.00
New England Companies(4)	14.01	13.73	0.83	7.09	2.92	0.55	4.21	0.33	196.63	1.16	18.95	210.78	28.59	218.71	NM	0.39	1.23	32.97
South-East Companies(1)	24.45	23.88	0.74	3.13	1.11	0.52	2.17	0.58	108.08	2.08	NM	263.64	64.46	269.92	NM	1.00	2.84	0.00
Thrift Strategy(20)	14.49	14.02	0.65	5.20	2.24	0.65	5.02	0.44	178.24	0.82	26.57	212.94	30.89	226.73	28.29	0.46	2.05	38.76
Diversified Strategy(1)	10.85	9.80	1.56	16.71	5.28	0.54	5.78	0.33	207.39	0.99	18.95	288.74	31.32	319.55	NM	1.16	3.26	61.70
Companies Issuing Dividends(17)	13.80	13.19	0.69	6.13	2.44	0.63	5.26	0.49	171.68	0.88	24.92	223.99	31.36	242.24	28.24	0.61	2.60	61.01
Companies Without Dividends(4)	16.50	16.49	0.69	4.14	2.14	0.69	4.19	0.06	312.41	0.44	28.85	187.66	28.98	187.88	28.85	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.67	0.09	1.33	0.17	191.96	0.65	NM	238.45	12.83	255.64	NM	0.50	3.07	0.00
Equity/Assets 6-12%(10)	9.23	8.30	0.75	8.22	3.14	0.60	6.57	0.52	133.63	0.83	24.92	228.93	23.40	258.64	28.14	0.66	2.49	49.38
Equity/Assets >12%(10)	20.30	20.22	0.69	3.71	1.79	0.74	3.91	0.37	237.80	0.85	28.85	203.57	40.22	204.40	28.85	0.33	1.62	28.48
Converted Last 3 Mths (no MHC)(2)	15.21	15.18	0.53	3.49	2.00	0.53	3.49	0.00	0.00	0.00	NM	174.56	26.36	175.01	NM	0.00	0.00	0.00
Holding Company Structure(18)	14.12	13.60	0.68	5.52	2.37	0.68	5.30	0.50	145.92	0.88	26.57	212.80	30.42	228.21	28.29	0.51	2.22	42.63
Assets Over $1 Billion(5)	12.45	11.64	0.95	9.91	3.05	0.68	7.20	0.36	106.68	0.84	24.01	256.21	35.93	287.50	28.29	1.07	3.26	56.50
Assets $500 Million-$1 Billion(5)	13.72	13.64	0.41	2.89	1.45	0.40	2.81	0.14	346.95	0.69	NM	210.93	27.38	214.55	NM	0.20	1.15	23.39
Assets $250-$500 Million(8)	12.96	12.23	0.53	5.03	2.41	0.59	4.96	0.65	155.46	0.99	25.83	211.63	26.25	230.19	28.00	0.39	1.92	44.04
Assets less than $250 Million(3)	22.04	22.00	1.14	5.50	2.74	1.13	5.46	0.48	198.39	0.62	28.85	187.30	40.83	187.69	28.85	0.31	2.26	36.11
Goodwill Companies(8)	12.06	10.77	0.73	6.67	2.90	0.52	4.57	0.58	148.15	1.09	24.04	221.19	27.83	257.69	28.83	0.61	2.98	57.66
Non-Goodwill Companies(11)	15.79	15.79	0.69	5.48	2.07	0.76	5.69	0.35	202.22	0.65	27.41	221.58	33.97	221.58	27.92	0.50	1.86	45.01
MHC Institutions(21)	14.32	13.82	0.69	5.75	2.38	0.64	5.05	0.44	179.95	0.83	25.48	216.73	30.91	231.37	28.29	0.50	2.11	40.67
MHC Converted Last 3 Months(2)	15.21	15.18	0.53	3.49	2.00	0.53	3.49	0.00	0.00	0.00	NM	174.56	26.36	175.01	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 1, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.14	5.31	0.89	13.98	7.27	0.87	13.61	0.14	269.48	0.65	13.76	199.61	12.26	230.74	14.15	1.00	2.81	38.61
BBX	BankAtlantic Bancorp of FL	8.12	6.50	1.44	16.30	6.62	1.67	18.90	0.27	319.02	1.18	15.10	256.17	20.79	320.00	13.02	0.14	0.74	11.20
CFB	Commercial Federal Corp. of NE	6.41	4.90	0.66	10.73	7.31	0.87	14.22	0.59	140.18	1.18	13.68	147.40	9.45	192.85	10.32	0.54	1.94	26.60
DSL	Downey Financial Corp. of CA	6.63	6.60	0.72	9.87	5.65	0.52	7.20	0.28	83.69	0.26	17.69	168.46	11.16	169.06	24.26	0.40	0.70	12.46
FED	FirstFed Financial Corp. of CA	7.96	7.84	1.33	15.10	7.92	1.30	14.80	0.02	NA	1.52	12.62	186.52	14.84	189.28	12.88	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.93	5.93	1.84	32.18	15.59	0.93	16.19	0.82	42.44	0.38	6.41	185.62	11.01	185.62	12.75	1.00	4.64	29.76
GDW	Golden West Fin. Corp. of CA	7.05	7.05	1.45	19.96	6.92	1.44	19.86	0.41	75.87	0.33	14.45	261.94	18.46	261.94	14.53	0.40	0.36	5.13
NDE	IndyMac Bancorp, Inc. of CA	7.28	7.05	1.47	18.29	7.97	-0.74	-9.24	0.73	46.66	0.48	12.54	209.84	15.28	216.75	NM	1.28	3.53	44.29
NYB	New York Community Bcrp of NY*	12.62	4.13	1.80	14.97	6.56	2.44	20.29	0.14	232.44	0.66	15.24	179.03	22.59	NM	11.24	1.00	4.86	74.07
PFB	PFF Bancorp, Inc. of Pomona CA	8.87	8.83	1.24	13.83	6.50	1.17	13.01	NA	NA	0.97	15.38	202.18	17.93	203.03	16.35	0.80	2.06	31.62
PFS	Provident Fin. Serv. Inc of NJ*	19.00	18.48	0.84	4.26	3.34	0.77	3.90	0.09	520.66	0.88	29.90	129.80	24.66	133.43	32.67	0.24	1.36	40.68
SOV	Sovereign Bancorp, Inc. of PA	7.83	4.68	1.03	13.20	6.68	0.92	11.76	0.43	169.15	1.21	14.97	179.01	14.02	299.73	16.79	0.12	0.55	8.16
WES	Westcorp of Irvine CA	8.17	8.17	1.15	16.59	7.41	1.15	16.59	0.39	524.09	2.66	13.49	183.09	14.96	183.16	13.49	0.56	1.29	17.45
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.42	8.97	0.85	8.45	4.64	0.80	7.97	0.25	282.21	1.16	21.53	182.30	17.17	191.32	22.83	0.48	1.27	27.27
BFD	BostonFed Bancorp, Inc. of MA(8)	5.50	4.51	0.27	4.80	2.29	-0.08	-1.41	NA	NA	1.14	NM	210.05	11.56	256.07	NM	0.64	1.48	64.65
CNY	Carver Bancorp, Inc. of NY	7.58	7.58	0.87	11.35	10.02	0.84	10.96	0.34	216.05	1.09	9.98	110.11	8.35	110.11	10.33	0.28	1.39	13.86
EFC	EFC Bancorp, Inc of Elgin IL	8.38	8.38	0.78	9.01	6.04	0.74	8.48	0.27	160.40	0.53	16.56	146.94	12.32	146.94	17.60	0.62	2.46	40.79
FDT	Federal Trust Corp of FL	5.31	5.31	0.65	11.44	5.51	0.58	10.20	0.70	93.79	0.77	18.15	203.16	10.79	203.16	20.37	0.08	0.96	17.39
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.59	0.85	4.51	0.86	84.36	0.95	NM	177.49	32.32	177.49	NM	0.26	1.87	72.22
NBN	Northeast Bancorp of Auburn ME*	6.77	6.63	0.70	9.54	7.35	0.62	8.44	0.32	266.72	1.06	13.60	130.89	8.86	133.66	15.37	0.36	1.90	25.90
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.81	-0.93	-11.08	0.76	78.71	0.92	NM	109.46	8.03	115.67	NM	0.60	3.87	NM
TSH	Teche Hlding Cp of N Iberia LA	9.99	9.99	1.07	10.24	6.50	1.05	10.04	0.35	165.21	0.83	15.38	157.23	15.70	157.23	15.69	0.84	2.10	32.31
WSB	Washington SB, FSB of Bowie MD	9.94	9.94	1.99	19.42	9.36	1.54	15.05	NA	NA	0.55	10.68	200.00	19.88	200.00	13.78	0.28	2.18	23.33
WFD	Westfield Finl MHC of MA(46.5)*	14.76	14.76	0.72	4.65	2.40	0.63	4.08	0.33	185.86	1.33	NM	205.26	30.31	205.26	NM	0.40	1.68	70.18
WFI	Winton Financial Corp. of OH(8)	8.30	8.28	0.87	10.52	4.86	0.68	8.22	1.01	42.60	0.47	20.59	216.63	17.98	217.07	26.37	0.45	2.08	42.86
WRO	Woronoco Bancorp, Inc. of MA	8.92	8.72	0.69	7.23	3.99	0.64	6.62	0.07	610.61	0.60	25.06	181.29	16.18	185.53	27.36	0.80	2.06	51.61
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.45	-0.67	-5.79	1.36	39.95	0.79	NM	119.26	13.56	122.70	NM	0.32	1.60	NM
AMFC	AMB Fin. Corp. of Munster IN	8.31	8.31	0.67	8.15	7.17	0.71	8.62	1.29	36.13	0.58	13.94	110.18	9.16	110.18	13.18	0.24	1.66	23.08
ASBP	ASB Financial Corp. of OH	10.47	10.47	1.26	11.90	5.65	1.27	12.00	0.63	95.42	0.76	17.69	204.10	21.38	204.10	17.55	0.60	2.80	49.59
AABC	Access Anytime Bancorp of NM	5.62	3.28	0.53	7.58	6.60	0.11	1.52	0.29	157.72	0.65	15.15	110.10	6.19	188.85	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV(8)	6.77	4.83	0.77	11.88	6.91	0.63	9.68	0.83	67.71	0.69	14.48	165.83	11.22	232.37	17.77	0.40	1.55	22.47
ALLB	Alliance Bank MHC of PA (20.0)	9.15	9.15	0.63	6.84	2.24	0.63	6.74	1.42	47.09	1.22	NM	306.97	28.09	306.97	NM	0.36	1.15	51.43
ASBI	Ameriana Bancorp of IN	9.13	8.96	0.58	6.36	4.79	1.26	13.77	1.69	43.87	1.63	20.89	132.74	12.12	135.25	9.65	0.64	3.88	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.01	7.47	1.18	14.64	7.35	0.80	9.89	0.50	149.02	0.89	13.61	194.25	15.57	208.42	20.15	0.50	1.92	26.18
ALFC	Atlantic Liberty Fincl of NY	14.46	14.46	0.88	5.42	4.60	0.88	5.42	0.09	355.23	0.52	21.73	116.09	16.79	116.09	21.73	0.28	1.53	33.33
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.67	0.09	1.33	0.17	191.96	0.65	NM	238.45	12.83	255.64	NM	0.50	3.07	NM
BKMU	Bank Mutual Corp of WI	22.83	20.97	0.86	4.56	2.71	0.76	4.01	0.29	151.26	0.77	NM	134.18	30.64	146.10	NM	0.20	1.64	60.61
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.17	0.64	10.50	5.45	0.59	9.70	0.25	115.06	0.44	18.34	190.84	10.52	203.44	19.84	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.84	6.10	0.21	2.33	1.90	0.10	1.17	1.76	44.04	1.05	NM	111.68	8.76	143.72	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.01	5.01	0.71	11.26	9.17	0.66	10.44	0.03	NA	0.57	10.91	141.51	7.10	141.51	11.76	0.20	1.67	18.18
BRKL	Brookline Bancorp, Inc. of MA*	37.01	37.01	1.13	2.84	1.85	1.01	2.54	0.02	NA	1.43	NM	155.30	57.48	155.30	NM	0.34	2.17	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.50	10.40	0.20	1.98	1.80	0.15	1.50	1.66	46.23	1.12	NM	110.34	11.58	111.41	NM	0.44	3.17	NM
CKFB	CKF Bancorp of Danville KY	10.39	9.67	1.15	11.20	6.71	1.15	11.20	1.01	41.20	0.47	14.90	158.34	16.45	170.07	14.90	0.60	3.53	52.63
CAFI	Camco Fin Corp of Cambridge OH	8.58	8.30	0.45	5.04	4.28	0.31	3.54	1.31	39.39	0.66	23.38	120.06	10.30	124.05	33.24	0.58	3.88	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	11.41	11.41	0.31	2.74	1.10	0.31	2.74	0.15	34.83	0.10	NM	250.50	28.58	250.50	NM	2.00	6.13	NM
CEBK	Central Bncrp of Somerville MA*	8.39	7.95	0.43	4.91	4.03	0.37	4.25	NA	NA	1.01	24.79	121.98	10.23	128.72	28.66	0.48	1.54	38.10
GCFC	Central Federal Corp. of OH	14.47	14.47	-1.63	-9.25	-7.00	-1.72	-9.76	0.58	61.92	0.59	NM	142.08	20.56	142.08	NM	0.36	2.77	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.45	23.88	0.74	3.13	1.11	0.52	2.17	0.58	108.08	2.08	NM	263.64	64.46	269.92	NM	1.00	2.84	NM
CFSL	Chesterfield Financial of IL(8)	20.64	20.51	0.54	2.67	1.64	0.54	2.67	0.10	361.94	0.89	NM	161.53	33.34	162.55	NM	0.32	1.03	62.75
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.47	27.47	-0.07	-0.26	-0.17	0.61	2.21	0.15	179.02	0.38	NM	150.26	41.28	150.26	NM	0.20	1.72	NM
CTZN	Citizens First Bancorp of MI	12.27	11.22	0.84	6.18	4.61	0.79	5.87	0.63	158.17	1.18	21.71	132.64	16.27	144.98	22.88	0.36	1.42	30.77
CFSB	Citizens First Fin Corp. of IL	10.07	10.07	0.46	4.78	4.41	0.36	3.79	0.99	94.52	1.27	22.66	106.99	10.77	106.99	28.60	0.40	1.67	37.74
CSBC	Citizens South Banking of NC	14.34	12.82	0.61	3.58	3.20	0.43	2.50	0.20	288.18	0.97	31.28	131.13	18.80	146.66	NM	0.26	2.08	65.00
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.33	26.33	0.49	1.83	1.02	0.53	1.98	0.02	663.04	0.32	NM	179.27	47.21	179.27	NM	0.12	1.02	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.13	18.09	5.97	1.08	17.26	NA	NA	1.36	16.76	295.74	18.06	295.74	17.57	0.20	1.37	22.99
CCBI	Commercial Capital Bcrp of CA	12.29	4.63	1.32	15.09	2.36	1.22	14.02	0.12	646.27	1.00	NM	216.41	26.59	NM	NM	0.16	0.67	28.57
CFFC	Community Fin. Corp. of VA	8.21	8.21	1.03	11.91	8.26	1.03	11.91	0.74	106.41	0.94	12.10	139.77	11.48	139.87	12.10	0.40	2.04	24.69
CIBI	Community Inv. Bncp, Inc of OH	10.86	10.86	0.71	6.58	5.71	0.67	6.17	0.79	57.31	0.57	17.50	114.29	12.41	114.29	18.67	0.36	2.57	45.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 1, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
DCOM	Dime Community Bancshars of NY*	7.76	6.15	1.54	17.90	7.82	1.47	17.09	0.04	NA	0.60	12.78	235.46	18.28	297.20	13.39	0.56	3.29	42.11
DFBS	Dutchfork Bancshares Inc of SC(8)	15.25	15.25	0.64	4.41	3.12	0.94	6.44	0.25	94.64	0.92	32.06	144.65	22.06	144.65	21.96	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	6.54	5.99	0.69	9.60	6.21	0.60	8.39	0.21	139.07	1.20	16.09	168.47	11.02	183.97	18.42	0.40	2.86	45.98
ESBK	Elmira Svgs Bank, FSB of NY*	6.44	6.28	0.85	11.53	7.86	0.66	8.97	0.24	258.21	0.98	12.73	157.17	10.12	161.23	16.36	0.76	2.60	33.04
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	11.86	11.86	1.10	9.33	4.80	1.05	8.88	0.08	NA	1.37	20.82	193.58	22.95	193.58	21.89	0.44	1.72	35.77
FFDF	FFD Financial Corp of Dover OH	12.32	12.32	0.50	4.06	4.22	0.33	2.66	0.55	105.13	0.68	23.71	97.59	12.02	97.59	NM	0.42	3.05	72.41
FFLC	FFLC Bancorp of Leesburg FL	7.96	7.96	0.95	11.72	6.20	0.89	11.03	0.67	86.61	0.69	16.13	182.00	14.49	182.00	17.15	0.52	1.92	30.95
FFWC	FFW Corporation of Wabash IN	9.43	9.03	1.01	10.48	8.44	0.87	8.99	0.94	114.37	1.85	11.84	127.77	12.05	133.53	13.80	0.68	3.02	35.79
FMCO	FMS Fin Corp. of Burlington NJ	5.27	5.03	0.59	11.49	6.78	0.59	11.49	0.47	78.69	1.08	14.74	162.79	8.58	170.42	14.74	0.12	0.73	10.81
FFHH	FSF Financial Corp. of MN(8)	10.11	9.17	0.83	8.41	5.30	0.35	3.56	1.43	23.34	0.44	18.88	158.78	16.05	175.04	NM	1.40	4.07	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.27	5.82	0.71	10.90	7.65	0.62	9.41	NA	NA	1.02	13.07	146.92	9.21	158.37	15.14	0.48	2.19	28.57
FFFL	Fidelity Bankshares, Inc of FL	5.56	5.40	0.62	10.40	3.39	0.65	10.81	0.27	135.72	0.51	29.53	300.00	16.67	308.90	28.41	0.40	1.07	31.50
FFED	Fidelity Fed. Bancorp of IN(8)	8.11	8.11	0.13	1.54	1.14	-0.06	-0.77	0.53	68.80	0.65	NM	123.24	9.99	123.24	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.64	11.64	0.68	5.79	5.01	0.49	4.17	1.25	79.48	1.93	19.95	118.16	13.75	118.16	27.66	0.24	1.97	39.34
FBEI	First Bancorp of Indiana of IN	10.97	10.20	0.14	1.03	0.97	-0.05	-0.38	0.37	110.91	0.66	NM	110.27	12.10	118.59	NM	0.58	2.95	NM
FBSI	First Bancshares, Inc. of MO	10.30	10.12	0.87	8.64	7.27	0.83	8.22	1.02	45.99	0.74	13.75	118.07	12.17	120.22	14.45	0.16	0.81	11.11
FCAP	First Capital, Inc. of IN	10.50	9.07	0.86	7.97	6.12	0.86	8.03	1.16	51.82	0.79	16.33	130.06	13.65	150.56	16.20	0.60	2.96	48.39
FCPL	First Community Bk Corp of FL	10.47	10.28	0.92	8.45	3.77	0.86	7.84	0.05	NA	1.26	26.52	204.23	21.39	208.13	28.62	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.60	9.80	1.16	9.77	7.35	0.83	6.97	0.28	312.07	1.16	13.61	132.69	15.39	157.09	19.08	0.80	3.06	41.67
FFFS	First Fed Serv MHC of IL(45.0)	26.34	26.34	1.46	6.86	3.47	1.46	6.86	0.10	312.41	0.41	28.85	152.53	40.18	152.53	28.85	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR	10.46	10.46	1.04	9.80	6.80	0.94	8.82	0.48	48.94	0.29	14.71	143.55	15.02	143.55	16.35	0.44	2.14	31.43
FTFC	First Fed. Capital Corp. of WI(8)	7.72	5.27	1.08	14.12	5.25	0.47	6.10	0.33	116.85	0.53	19.04	244.18	18.85	357.77	NM	0.60	1.95	37.04
FFBI	First Federal Bancshares of IL	6.99	6.48	0.69	5.75	7.13	0.67	5.55	0.52	57.78	0.69	14.03	146.01	20.21	157.73	14.54	0.44	1.83	25.73
FFSX	First Federal Bankshares of IA	11.61	8.57	0.89	7.92	6.54	0.74	6.55	1.41	49.57	0.99	15.30	120.09	13.94	162.77	18.51	0.40	1.74	26.67
FFBZ	First Federal Bncrp, Inc of OH(8)	8.87	8.87	0.75	8.24	4.23	0.65	7.06	0.48	148.18	0.80	23.63	189.81	16.84	189.81	27.56	0.24	1.81	42.86
FFCH	First Fin. Holdings Inc. of SC	6.66	5.74	1.05	15.27	6.37	0.94	13.62	0.53	113.45	0.81	15.70	241.81	16.09	280.55	17.61	0.88	2.76	43.35
FFHS	First Franklin Corp. of OH	8.64	8.64	0.41	4.75	3.29	0.25	2.82	NA	NA	0.72	30.43	146.65	12.67	146.65	NM	0.32	1.52	46.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	6.00	0.24	4.25	0.55	68.72	0.71	16.67	153.79	7.67	153.79	32.14	0.44	1.96	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.40	7.39	0.62	10.61	0.12	583.41	1.32	13.52	128.08	7.58	138.58	11.97	0.52	2.26	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.68	5.68	1.00	17.06	6.64	0.88	15.11	0.12	768.20	1.11	15.06	240.85	13.69	240.85	17.01	0.36	1.44	21.69
FNFG	First Niagara Fin. Group of NY*	20.28	17.09	1.05	5.72	3.13	1.03	5.59	0.27	301.93	1.31	31.95	157.93	32.04	187.45	32.71	0.32	2.33	74.42
FNFI	First Niles Fin., Inc. of OH	15.83	15.83	1.06	6.39	3.86	0.89	5.38	1.09	71.51	1.78	25.92	176.05	27.87	176.05	30.78	0.60	3.05	NM
FPTB	First PacTrust Bancorp of CA	11.76	11.76	0.77	5.69	4.02	0.76	5.63	NA	NA	0.70	24.89	150.90	17.75	150.90	25.14	0.44	1.75	43.56
FPFC	First Place Fin. Corp. of OH	9.93	6.62	0.80	7.28	4.65	0.55	5.01	0.65	112.87	1.07	21.49	135.62	13.47	203.36	31.23	0.56	2.80	60.22
FBNW	FirstBank NW Corp. of WA	9.51	6.67	0.91	9.49	6.03	0.69	7.13	0.35	252.89	1.29	16.57	122.00	11.60	173.97	22.05	0.68	2.37	39.31
FFIC	Flushing Fin. Corp. of NY*	7.40	7.20	1.18	15.45	6.05	1.17	15.31	0.21	152.15	0.47	16.53	250.00	18.49	256.92	16.67	0.36	1.85	30.51
FKKY	Frankfort First Bancorp of KY(8)	12.68	12.68	0.69	5.35	3.11	0.69	5.35	0.27	22.04	0.07	32.20	174.75	22.15	174.75	32.20	1.12	4.64	NM
FBTX	Franklin Bank Corp of TX	8.28	6.33	0.44	4.96	3.36	0.37	4.21	0.31	60.83	0.22	29.75	146.49	12.13	191.80	NM	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	7.81	7.81	0.57	7.49	6.01	0.55	7.23	0.90	81.85	1.11	16.65	124.29	9.71	124.29	17.24	0.50	2.54	42.37
GSLA	GS Financial Corp. of LA	13.55	13.55	0.24	1.75	2.09	0.12	0.83	0.56	51.87	0.70	NM	87.65	11.88	87.65	NM	0.40	2.09	NM
GTPS	Great American Bancorp of IL	10.79	10.48	0.76	6.99	5.49	0.72	6.57	0.04	NA	1.05	18.20	131.66	14.21	135.53	19.36	0.44	1.45	26.35
PEDE	Great Pee Dee Bancorp of SC	16.66	15.99	0.81	4.77	4.45	0.74	4.35	1.70	57.49	1.31	22.46	107.79	17.96	112.32	24.60	0.62	4.00	NM
GAFC	Greater Atlant. Fin Corp of VA	3.81	3.56	-0.02	-0.58	-0.63	-1.81	-45.09	0.24	124.18	0.56	NM	98.75	3.76	105.70	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.48	10.48	1.08	9.89	4.48	1.09	9.96	0.15	283.33	0.83	22.33	218.39	22.89	218.39	22.17	0.84	2.65	59.15
HFFC	HF Financial Corp. of SD	6.10	5.51	0.65	10.32	8.95	0.53	8.51	0.27	158.46	0.55	11.17	113.06	6.89	125.04	13.55	0.43	2.60	29.05
HMNF	HMN Financial, Inc. of MN	8.87	8.42	1.15	12.22	7.84	0.87	9.22	0.38	224.52	1.06	12.75	154.12	13.68	162.51	16.90	0.88	3.14	40.00
HARB	Harbor Florida Bancshrs of FL	10.72	10.56	1.62	14.77	5.16	1.49	13.52	0.09	722.43	0.94	19.40	275.68	29.55	279.76	21.18	0.64	1.99	38.55
HARL	Harleysville Svgs Fin Cp of PA	6.11	6.11	0.69	11.32	7.17	0.64	10.50	0.04	685.12	0.60	13.96	152.28	9.31	152.28	15.05	0.80	2.78	38.83
HWFG	Harrington West Fncl Grp of CA	4.66	4.19	0.84	16.96	8.74	0.80	16.19	NA	NA	0.86	11.44	188.37	8.78	209.58	11.99	0.40	2.29	26.14
HIFS	Hingham Inst. for Sav. of MA*	8.01	8.01	1.20	14.21	6.81	1.18	14.06	0.09	612.10	0.78	14.68	202.91	16.26	202.91	14.84	0.76	1.85	27.14
HCFC	Home City Fin. Corp. of OH	8.08	7.89	0.43	5.43	4.94	0.42	5.36	0.33	154.99	0.63	20.25	106.45	8.60	109.07	20.51	0.44	2.75	55.70
HWEN	Home Financial Bancorp of IN	11.25	11.25	0.60	5.28	4.25	0.77	6.85	2.56	24.35	0.77	23.56	120.91	13.60	120.91	18.17	0.12	1.89	44.44
HLFC	Home Loan Financial Corp of OH	13.94	13.94	1.16	8.05	5.41	1.10	7.59	0.95	37.87	0.43	18.47	147.66	20.58	147.66	19.58	0.77	3.93	72.64
HFBC	HopFed Bancorp, Inc. of KY	7.96	7.00	0.74	8.37	6.55	0.67	7.52	0.16	318.37	0.85	15.28	130.59	10.40	148.66	16.99	0.48	2.88	44.04
HRZB	Horizon Financial Corp. of WA*	12.26	12.20	1.52	11.82	6.31	1.30	10.10	0.02	NA	1.50	15.85	188.22	23.07	189.12	18.54	0.52	2.65	41.94
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	6.90	6.90	1.28	16.18	3.22	1.21	15.34	0.14	100.42	0.27	31.03	NM	36.09	NM	32.73	0.72	2.00	62.07
HRBT	Hudson River Bancorp Inc of NY(8)	10.91	8.23	1.28	11.92	5.59	1.28	11.92	0.70	221.31	2.38	17.90	206.52	22.54	273.80	17.90	0.36	1.86	33.33
ICBC	Independence Comm Bnk Cp of NY	11.93	5.22	1.50	13.67	5.10	1.49	13.60	0.38	152.01	0.93	19.59	151.24	18.05	345.66	19.69	0.96	2.46	48.24
IFSB	Independence FSB of DC(8)	8.91	8.91	-1.24	-13.13	-9.27	-2.41	-25.60	0.83	35.08	0.63	NM	152.28	13.57	152.28	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.24	6.10	0.26	3.38	2.20	0.18	2.42	1.05	74.67	1.60	NM	161.36	11.68	191.69	NM	0.30	1.89	NM
JFBI	Jefferson Bancshares Inc of TN	30.58	30.58	0.44	1.71	1.29	1.25	4.83	0.54	151.62	1.31	NM	118.31	36.18	118.31	27.46	0.20	1.52	NM
KFED	K-Fed Bancorp of CA MHC (39.1)	9.24	9.24	0.25	2.73	1.10	0.27	2.90	0.02	NA	0.47	NM	248.98	23.01	248.98	NM	0.00	0.00	0.00
KNBT	KNBT Bancorp, Inc. of PA	17.22	15.16	-0.15	-0.90	-0.59	0.63	3.69	0.22	195.26	0.97	NM	130.29	22.44	148.00	NM	0.20	1.18	NM
LSBX	LSB Corp of No. Andover MA*	11.96	11.96	1.33	11.08	7.05	1.90	15.80	0.02	NA	1.96	14.18	151.17	18.09	151.17	9.95	0.52	2.60	36.88
LSBI	LSB Fin. Corp. of Lafayette IN	8.44	8.44	0.93	10.85	8.50	0.72	8.45	1.63	48.65	0.88	11.76	122.58	10.34	122.58	15.12	0.60	2.31	27.15
LARL	Laurel Capital Group Inc of PA	9.06	7.84	0.55	6.13	3.78	0.54	6.06	0.72	94.25	1.15	26.43	163.51	14.81	189.06	26.73	0.80	3.48	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 1, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
LNCB Lincoln Bancorp of IN	13.86	13.49	0.59	4.29	4.00	0.57	4.13	0.85	77.53	0.89	24.99	105.83	14.67	108.70	26.00	0.52	2.70	67.53
MAFB MAF Bancorp, Inc. of IL	9.67	6.73	1.19	12.34	6.64	1.08	11.20	0.33	111.46	0.51	15.05	158.47	15.32	227.54	16.59	0.84	1.91	28.77
MFBC MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	7.15	0.40	5.00	0.78	160.96	1.55	13.99	105.14	8.77	105.14	21.73	0.48	1.70	23.76
MASB MassBank Corp. of Reading MA*	10.98	10.87	0.76	6.88	4.72	0.65	5.89	0.04	361.56	0.59	21.19	149.57	16.43	151.11	24.77	1.00	2.73	57.80
MTXC Matrix Bancorp, Inc. of CO	4.27	4.27	0.24	5.90	5.00	0.43	10.41	2.55	23.68	0.80	20.02	112.57	4.81	112.57	11.34	0.00	0.00	0.00
MFLR Mayflower Co-Op. Bank of MA*	8.03	7.99	0.88	10.89	4.94	0.50	6.26	0.04	NA	1.20	20.22	220.28	17.70	221.56	NM	0.40	2.10	42.55
MCBF Monarch Community Bncrp of MI	14.39	10.76	0.23	1.35	1.36	-0.08	-0.50	1.98	37.06	0.96	NM	90.32	13.00	120.79	NM	0.20	1.43	NM
MFSF MutualFirst Fin. Inc. of IN	11.27	11.16	0.91	7.72	6.04	0.80	6.78	0.57	150.16	0.99	16.55	132.30	14.91	133.66	18.82	0.48	1.95	32.21
MYST Mystic Financial, Inc. of MA(8)*	6.06	6.06	0.43	7.05	3.00	0.34	5.46	0.41	139.24	0.81	33.33	234.13	14.19	234.13	NM	0.46	1.15	38.33
NASB NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	7.67	1.32	12.59	1.44	41.56	0.73	13.04	245.22	24.33	251.27	20.27	0.80	2.07	26.94
NHTB NH Thrift Bancshares of NH	6.77	4.77	1.11	15.26	10.18	0.80	11.03	0.06	NA	0.99	9.83	143.80	9.74	204.32	13.59	0.90	3.17	31.24
NVSL Naug Vlly Fin MHC of CT (45.0)	17.54	17.54	0.57	3.24	1.94	0.57	3.24	NA	NA	NA	NM	166.41	29.18	166.41	NM	0.00	0.00	0.00
NTBK NetBank, Inc. of Alpharetta GA	8.31	6.97	0.66	7.92	7.16	-1.07	-12.91	2.26	39.31	1.11	13.97	110.63	9.20	131.95	NM	0.08	0.78	10.96
NABC NewAlliance Bancshares of CT	21.95	14.20	-0.32	-1.89	-1.06	0.54	3.14	0.22	264.67	1.15	NM	115.22	25.29	178.11	NM	0.16	1.13	NM
NMIL Newmil Bancorp, Inc. of CT*	7.28	6.10	1.13	15.11	6.43	1.10	14.63	0.21	342.96	1.08	15.56	232.59	16.93	277.36	16.07	0.68	2.31	35.98
FFFD North Central Bancshares of IA	9.15	8.05	1.27	13.54	9.54	1.27	13.54	0.38	186.66	0.81	10.48	140.31	12.84	159.55	10.48	1.00	2.70	28.33
NEIB Northeast Indiana Bncrp of IN	11.78	11.78	0.74	6.15	5.20	0.68	5.66	1.08	60.79	0.89	19.25	120.37	14.18	120.37	20.91	0.56	2.57	49.56
NEPF Northeast PA Fin. Corp of PA	6.52	5.32	-0.03	-0.48	-0.43	-0.07	-1.04	0.90	109.07	2.04	NM	119.17	7.78	146.26	NM	0.24	1.46	NM
NWSB Northwest Bcrp MHC of PA(41.4)	8.65	6.19	0.88	10.81	4.54	0.81	9.99	0.62	82.68	0.78	22.03	221.98	19.20	310.05	23.85	0.48	2.08	45.71
OCFC OceanFirst Fin. Corp of NJ	7.29	7.22	1.02	13.43	5.64	0.62	8.14	0.19	307.18	0.73	17.72	237.34	17.31	239.92	29.25	0.80	3.29	58.39
ONFC Oneida Fincl MHC of NY (42.4)	11.33	8.24	0.70	5.98	3.48	0.59	5.08	0.17	316.97	1.09	28.75	176.38	19.99	242.62	33.82	0.38	3.30	NM
PBNC PFS Bancorp Inc. of Aurora IN	21.76	21.76	0.70	3.13	2.65	0.70	3.13	NA	NA	0.72	NM	116.67	25.38	116.67	NM	0.30	1.40	52.63
PHSB PHSB Financial Corp. of PA(8)	14.06	14.06	0.89	6.33	3.81	0.43	3.04	0.09	526.49	1.19	26.22	170.86	24.03	170.86	NM	0.80	2.99	NM
PVFC PVF Capital Corp. of Solon OH	8.39	8.39	0.95	11.25	6.94	0.48	5.63	1.48	39.06	0.70	14.42	157.00	13.17	157.00	28.84	0.27	1.91	27.55
PPBI Pacific Premier Bncrp of CA(8)	9.77	9.77	1.77	19.96	9.10	2.07	23.26	0.67	77.53	0.62	10.99	152.03	14.86	152.03	9.43	0.00	0.00	0.00
PBCI Pamrapo Bancorp, Inc. of NJ	8.25	8.25	1.24	15.55	6.99	1.24	15.55	0.23	165.90	0.64	14.31	214.33	17.69	214.33	14.31	0.84	3.67	52.50
PFED Park Bancorp of Chicago IL	11.03	11.03	0.97	8.73	7.37	0.88	7.92	0.37	58.82	0.35	13.57	118.05	13.02	118.05	14.95	0.72	2.34	31.72
PVSA Parkvale Financial Corp of PA	6.49	5.80	0.62	9.78	6.67	0.58	9.12	0.49	173.63	1.34	15.00	143.12	9.29	160.20	16.08	0.80	2.98	44.69
PRTR Partners Trust Fin. Grp. of NY	13.98	6.72	0.76	5.45	5.68	0.74	5.27	0.24	233.62	0.91	17.62	96.09	13.44	199.81	18.22	0.24	2.27	40.00
PBHC Pathfinder BC MHC of NY (35.3)*	7.03	5.50	0.51	6.92	3.79	0.35	4.76	1.11	55.29	0.98	26.41	187.11	13.15	239.02	NM	0.40	2.48	65.57
PFSB PennFed Fin. Services of NJ	6.22	6.15	0.66	10.18	5.71	0.65	9.90	0.11	286.39	0.48	17.50	178.61	11.12	180.68	18.01	0.40	1.28	22.47
PFDC Peoples Bancorp of Auburn IN	12.86	12.28	0.98	7.66	6.45	0.93	7.29	0.59	70.25	0.56	15.51	119.50	15.36	125.08	16.30	0.72	3.20	49.66
PBCT Peoples Bank MHC of CT (41.7)*	10.85	9.80	1.56	16.71	5.28	0.54	5.78	0.33	207.39	0.99	18.95	288.74	31.32	319.55	NM	1.16	3.26	61.70
PCBI Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.13	0.32	4.41	0.80	149.43	1.72	31.92	121.61	10.66	130.90	33.29	0.60	2.58	NM
PSFC Peoples Sidney Fin. Corp of OH	12.83	12.83	0.70	5.60	4.45	0.70	5.60	0.96	57.48	0.65	22.46	125.58	16.12	125.58	22.46	0.56	3.67	NM
PFSL Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	7.46	0.76	10.65	1.00	55.63	1.01	13.41	151.70	10.57	219.87	13.41	0.32	1.94	26.02
PBCP Provident Bancorp, Inc. of NY	19.21	15.19	0.67	4.55	2.01	0.81	5.50	0.31	316.43	1.75	NM	137.96	26.51	174.52	NM	0.16	1.34	66.67
PROV Provident Fin. Holdings of CA	8.34	8.33	1.25	15.28	8.11	0.42	5.09	0.08	701.75	0.78	12.33	188.39	15.71	188.64	NM	0.40	1.37	16.88
PULB Pulaski Fin Cp of St. Louis MO	6.81	6.71	1.19	15.12	5.27	0.36	4.55	0.65	135.54	0.97	18.97	277.16	18.88	281.15	NM	0.36	1.84	34.95
RPFG Ranier Pacific Fin Group of WA	14.34	14.31	-0.27	-2.12	-1.36	-0.34	-2.74	0.07	NA	1.81	NM	137.00	19.64	137.32	NM	0.22	1.24	NM
RIVR River Valley Bancorp of IN(8)	8.55	8.54	1.01	11.33	6.81	0.77	8.61	0.82	107.86	1.07	14.68	167.87	14.35	168.12	19.33	0.72	3.10	45.57
RVSB Riverview Bancorp, Inc. of WA	12.85	10.93	1.43	11.53	7.10	1.44	11.60	0.34	259.48	1.16	14.08	153.72	19.76	180.78	13.99	0.62	2.92	41.06
ROME Rome Bncp Inc MHC of NY (38.5)*	13.40	13.40	0.58	4.22	1.31	0.73	5.28	0.52	131.83	0.82	NM	326.19	43.71	326.19	NM	0.60	2.19	NM
SIFI SI Fin Gp Inc MHC of CT (42.0)	12.89	12.82	0.48	3.75	2.05	0.48	3.75	NA	NA	NA	NM	182.71	23.54	183.61	NM	0.00	0.00	0.00
SVBI Severn Bancorp, Inc. of MD	8.76	8.71	2.14	24.41	8.21	2.05	23.31	0.26	327.27	0.87	12.19	268.35	23.51	270.00	12.76	0.44	1.25	15.28
SFFS Sound Fed Bancorp, Inc. of NY	13.67	12.14	0.73	4.76	3.58	0.73	4.76	0.19	161.28	0.55	27.96	143.17	19.57	161.13	27.96	0.24	1.68	47.06
SSFC South Street Fin. Corp. of NC*	12.02	12.02	0.41	3.50	2.91	0.41	3.50	NA	NA	0.39	34.31	120.02	14.42	120.02	34.31	0.40	4.02	NM
SMBC Southern Missouri Bncrp of MO	8.32	7.40	0.97	11.14	8.05	0.98	11.23	0.10	627.94	0.79	12.42	138.02	11.48	155.12	12.33	0.36	2.26	28.13
STSA Sterling Financial Corp of WA	6.52	4.14	0.87	13.56	5.28	0.84	13.20	0.27	268.20	1.19	18.95	199.45	13.01	314.14	19.46	0.00	0.00	0.00
STBI Sturgis Bancorp, Inc. of MI	8.99	7.33	0.70	7.20	5.24	0.51	5.21	2.01	39.28	1.07	19.08	140.23	12.60	172.00	26.36	0.36	2.48	47.37
SYNF Synergy Financial Group of NJ	13.06	12.96	0.52	3.68	2.92	0.52	3.68	0.06	861.90	0.77	34.19	126.34	16.50	127.25	34.19	0.16	1.51	51.61
THRD TF Fin. Corp. of Newtown PA	9.17	8.43	-0.60	-6.56	-4.64	-0.56	-6.11	0.46	76.24	0.52	NM	142.39	13.06	154.88	NM	0.68	2.41	NM
TONE TierOne Corp. of Lincoln NE	11.69	11.69	1.06	7.58	5.45	0.97	6.94	0.25	366.68	1.00	18.34	164.08	19.18	164.08	20.05	0.20	0.85	15.50
TSBK Timberland Bancorp, Inc. of WA	16.40	16.40	1.27	7.53	6.21	1.22	7.22	0.59	152.07	1.16	16.10	127.44	20.90	127.44	16.79	0.60	2.55	41.10
TRST TrustCo Bank Corp NY of NY	7.53	7.53	1.97	24.03	5.65	1.68	20.45	0.10	NA	4.14	17.70	NM	34.11	NM	20.79	0.60	4.58	NM
UCBC Union Community Bancorp of IN	12.97	11.91	0.75	5.66	5.56	0.75	5.66	NA	NA	0.52	17.97	105.33	13.66	114.68	17.97	0.60	3.34	60.00
UCFC United Community Fin. of OH	11.19	9.49	1.04	8.14	5.87	0.83	6.49	0.66	113.54	0.91	17.04	150.00	16.78	176.84	21.38	0.30	2.55	43.48
UPFC United PanAm Fin. Corp of CA	6.61	6.61	1.04	15.78	5.52	1.01	15.31	0.03	NA	4.96	18.12	268.33	17.73	268.33	18.67	0.00	0.00	0.00
UTBI United Tenn. Bankshares of TN	13.84	13.22	1.73	12.14	8.95	1.68	11.79	0.50	153.57	1.22	11.18	133.71	18.50	139.91	11.52	0.36	1.89	21.18
WSFS WSFS Financial Corp. of DE(8)*	7.40	7.36	1.11	12.82	6.70	1.06	12.20	0.24	409.68	1.62	14.92	204.42	15.14	205.72	15.69	0.24	0.46	6.92
WVFC WVS Financial Corp. of PA	6.73	6.73	0.57	7.64	5.22	0.57	7.64	0.50	63.10	1.98	19.14	150.34	10.12	150.34	19.14	0.64	3.60	68.82
WSBI Warwick Community Bncrp of NY(8)*	9.47	9.15	0.13	1.34	0.66	0.10	1.04	0.16	309.64	1.24	NM	219.72	20.80	227.40	NM	0.60	1.81	NM
WFSL Washington Federal, Inc. of WA	15.05	14.25	1.82	12.68	6.75	1.82	12.68	0.22	158.54	0.51	14.82	182.33	27.45	192.67	14.82	0.84	3.30	48.84
WAYN Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.59	4.02	0.62	5.34	0.33	84.41	0.49	24.89	145.11	15.78	150.37	26.10	0.48	2.97	73.85
WYPT Waypoint Financial Corp of PA(8)	7.28	6.89	0.63	8.30	3.67	0.48	6.35	0.36	151.80	1.17	27.23	234.15	17.04	247.28	NM	0.56	2.02	54.90
WCFB Wbstr Cty Fed MHC of IA (39.0)	21.56	21.45	1.07	5.00	2.16	1.07	5.00	NA	NA	0.51	NM	231.89	50.00	233.05	NM	0.68	4.90	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 1, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WEFC Wells Fin. Corp. of Wells MN	12.68	12.68	1.20	9.72	7.80	0.59	4.78	0.10	398.15	0.46	12.82	121.89	15.46	121.89	26.09	0.88	2.96	37.93
WGBC Willow Grove Bancorp Inc of PA	11.26	11.15	0.72	5.58	3.65	0.60	4.68	0.34	164.20	0.98	27.42	161.90	18.23	163.46	32.69	0.44	2.59	70.97

EXHIBIT 2

Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	2,404	-23	8	0	2,389	3,441	0.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	626	-76	26	0	576	5,899	0.10
GOV	Gouverneur Bcp MHC of NY(42.5)	832	-66	22	0	788	2,283	0.35
GCBC	Green Co Bcrp MHC of NY (43.9)	2,913	36	-12	0	2,937	2,054	1.43
JXSB	Jcksnville Bcp MHC of IL(46.8)	687	-306	104	0	485	1,952	0.25
ONFC	Oneida Fincl MHC of NY (42.4)	2,997	-645	219	0	2,571	7,488	0.34
PBHC	Pathfinder BC MHC of NY (35.3)	1,488	-704	239	0	1,023	2,448	0.42
ROME	Rome Bncp Inc MHC of NY (38.5)	1,516	595	-202	0	1,909	4,233	0.45
WCFB	Wbstr Cty Fed MHC of IA (39.0)	1,144	0	0	0	1,144	3,772	0.30
WFD	Westfield Finl MHC of MA(46.5)	5,764	-1,164	396	0	4,996	10,057	0.50

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet – Fully Converted Basis

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Home Federal Savings and Loan Association of Nampa
Prices as of October 1, 2004

				Peer Group		All Publicly-Traded	
Price Multiple		Symbol	Subject (1)	Mean	Median	Mean	Median
Price-earnings ratio		P/E	25.27 x	28.08x	28.64x	18.12x	16.67x
Price-book ratio	=	P/B	81.81%	100.93%	98.99%	163.39%	151.87%
Price-assets ratio	=	P/A	18.66%	22.82%	22.49%	17.41%	15.34%

Valuation Parameters

Pre-Conversion Earnings (Y)	$4,454,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Book Value (B)	$43,676,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conv. Tang. Book Value (E	$43,676,000	ESOP Amortization (T)	10.00 years
Pre-Conversion Assets (A)	$519,251,000	RRP Amount (M)	4.00%
Reinvestment Rate (2)(R)	1.27%	RRP Vesting (N)	5.00 years (5)
Est. Conversion Expenses (3)(	2.00%	Foundation (F)	3.00%
Tax rate (TAX)	39.10%	Tax Benefit (Z)	1,317,334
		Percentage Sold (PCT)	100.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $114,999,999

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $114,999,995

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $115,000,000

Conclusion	Shares Sold to Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Stock Issued
Minimum	9,545,898	10.00	$95,458,980	229,102	9,775,000	97,750,000
Midpoint	11,230,469	10.00	112,304,690	269,531	11,500,000	115,000,000
Maximum	12,915,039	10.00	129,150,390	309,961	13,225,000	132,250,000
Supermaximum	14,852,295	10.00	148,522,950	356,455	15,208,750	152,087,500

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.09% and a tax rate of 39.10%.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 10 years and 5 years, respectively; amortizationexpenses tax effected at 39.10%.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds – Fully Converted Basis

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association of Nampa
At the Minimum

1.	Offering Proceeds	$95,458,990
	Less: Estimated Offering Expenses	1,909,180
	Net Conversion Proceeds	$93,549,810

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$93,549,810
Less: Cash Contribution to Foundation	572,754
Less: Non-Cash Stock Purchases (1)	11,730,001
Net Proceeds Reinvested	$81,247,055
Estimated net incremental rate of return	1.27%
Earnings Increase	$1,034,121
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	476,238
Less: Recognition Plan Vesting (4)	476,238
Net Earnings Increase	$81,645

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$4,454,000	$81,645	$4,535,645
12 Months ended June 30, 2004 (core)	$3,923,000	$81,645	$4,004,645

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributio	After Conversion
June 30, 2004	$43,676,000	$81,247,055	$1,119,734	$126,042,789
June 30, 2004 (Tangible)	$43,676,000	$81,247,055	$1,119,734	$126,042,789

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributio	After Conversion
June 30, 2004	$519,251,000	$81,247,055	$1,119,734	$601,617,789

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 39.10%.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.10%.
(5) Reflects tax benefit of cash and stock contribution to the Foundation.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association of Nampa
At the Midpoint

1. Offering Proceeds

Offering Proceeds	$112,304,690
Less: Estimated Offering Expenses	2,246,094
Net Conversion Proceeds	$110,058,596

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$110,058,596
Less: Cash Contribution to Foundation	673,828
Less: Non-Cash Stock Purchases (1)	13,800,000
Net Proceeds Reinvested	$95,584,768
Estimated net incremental rate of return	1.27%
Earnings Increase	$1,216,612
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	560,280
Less: Recognition Plan Vesting (4)	560,280
Net Earnings Increase	$96,052

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$4,454,000	$96,052	$4,550,052
12 Months ended June 30, 2004 (core)	$3,923,000	$96,052	$4,019,052

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributioi	After Conversion
June 30, 2004	$43,676,000	$95,584,768	$1,317,334	$140,578,102
June 30, 2004 (Tangible)	$43,676,000	$95,584,768	$1,317,334	$140,578,102

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributioi	After Conversion
June 30, 2004	$519,251,000	$95,584,768	$1,317,334	$616,153,102

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 39.10%.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.10%.
(5) Reflects tax benefit of cash and stock contribution to the Foundation.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association of Nampa
At the Maximum

1. Offering Proceeds

Offering Proceeds	$129,150,390
Less: Estimated Offering Expenses	2,583,008
Net Conversion Proceeds	$126,567,382

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$126,567,382
Less: Cash Contribution to Foundation	774,902
Less: Non-Cash Stock Purchases (1)	15,870,000
Net Proceeds Reinvested	$109,922,480
Estimated net incremental rate of return	1.27%
Earnings Increase	$1,399,104
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	644,322
Less: Recognition Plan Vesting (4)	644,322
Net Earnings Increase	$110,460

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$4,454,000	$110,460	$4,564,460
12 Months ended June 30, 2004 (core)	$3,923,000	$110,460	$4,033,460

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributioi	After Conversion
June 30, 2004	$43,676,000	$109,922,480	$1,514,934	$155,113,414
June 30, 2004 (Tangible)	$43,676,000	$109,922,480	$1,514,934	$155,113,414

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributioi	After Conversion
June 30, 2004	$519,251,000	$109,922,480	$1,514,934	$630,688,414

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 39.10%.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.10%.
(5) Reflects tax benefit of cash and stock contribution to the Foundation.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association of Nampa
At the Supermaximum Value

1.	Offering Proceeds	$148,522,950
	Less: Estimated Offering Expenses	2,970,459
	Net Conversion Proceeds	$145,552,491

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$145,552,491
Less: Cash Contribution to Foundation	891,138
Less: Non-Cash Stock Purchases (1)	18,250,501
Net Proceeds Reinvested	$126,410,853
Estimated net incremental rate of return	1.27%
Earnings Increase	$1,608,970
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	740,970
Less: Recognition Plan Vesting (4)	740,970
Net Earnings Increase	$127,029

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$4,454,000	$127,029	$4,581,029
12 Months ended June 30, 2004 (core)	$3,923,000	$127,029	$4,050,029

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributioi	After Conversion
June 30, 2004	$43,676,000	$126,410,853	$1,742,174	$171,829,027
June 30, 2004 (Tangible)	$43,676,000	$126,410,853	$1,742,174	$171,829,027

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributioi	After Conversion
June 30, 2004	$519,251,000	$126,410,853	$1,742,174	$647,404,027

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 39.10%.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.10%.
(5) Reflects tax benefit of cash and stock contribution to the Foundation.

EXHIBIT 5
PRO FORMA ANALYSIS SHEET
Home Federal Savings and Loan Association of Nampa
Prices as of October 1, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio		P/E	25.94 x	25.83x	26.41x	18.12x	16.67x
Price-book ratio	=	P/B	139.86%	222.95%	211.83%	163.39%	151.87%
Price-assets ratio	=	P/A	20.62%	26.50%	25.49%	17.41%	15.34%

Valuation Parameters

Pre-Conversion Earnings (Y)(2)	$4,453,364	ESOP Stock Purchases (E)	8.00% (6)
Pre-Conversion Book Value (B)(3	$43,626,000	Cost of ESOP Borrowings (S)	0.00% (7)
Pre-Conv. Tang. Book Value (B)(	$43,626,000	ESOP Amortization (T)	10.00 years
Pre-Conversion Assets (A)(3)	$519,201,000	RRP Amount (M)	4.79%
Reinvestment Rate (4)(R)	1.27%	RRP Vesting (N)	5.00 years (6)
Est. Conversion Expenses (5)(X)	3.63%	Foundation (F)	3.00%
Tax rate (TAX)	39.10%	Tax Benefit (Z)	539,580
		Percentage Sold (PCT)	40.96%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $115,000,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $115,000,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $115,000,000

Conclusion	Shares Issued t MHC	Shares Sold to Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Stock Issued
Minimum	5,771,160	3,910,000	10.00	$39,100,000	93,840	4,003,840	40,038,400
Midpoint	6,789,600	4,600,000	10.00	46,000,000	110,400	4,710,400	47,104,000
Maximum	7,808,040	5,290,000	10.00	52,900,000	126,960	5,416,960	54,169,600
Supermaximum	8,979,246	6,083,500	10.00	60,835,000	146,004	6,229,504	62,295,040

(1) Pricing ratios shown reflect the midpoint value.
(2) Adjusted for loss of income earned on $50,000 used for capitalization of the MHC.
(3) Excludes $50,000 of funds used for capitalizing the MHC.
(4) Net return reflects a reinvestment rate of 2.09% and a tax rate of 39.10%.
(5) Offering expenses shown at final value.
(6) ESOP and MRP amortize over 10 years and 5 years, respectively; amortizationexpenses tax effected at 39.10%.
(7) No cost is applicable since holding company will fund the ESOP loan.

EXHIBIT 5

Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT 6

Pro Forma Effect of Stock Proceeds – Minority Stock Offering

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association of Nampa
At the Minimum

1.	Offering Proceeds	$39,100,000
	Less: Estimated Offering Expenses	1,586,096
	Net Conversion Proceeds	$37,513,904

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$37,513,904
Less: Cash Contribution to Foundation	234,600
Less: Non-Cash Stock Purchases (1)	5,118,972
Net Proceeds Reinvested	$32,160,332
Estimated net incremental rate of return	1.27%
Earnings Increase	$409,340
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	195,067
Less: Recognition Plan Vesting (4)	233,357
Net Earnings Increase	($19,084)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$4,453,364	($19,084)	$4,434,280
12 Months ended June 30, 2004 (core)	$3,922,364	($19,084)	$3,903,280

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
June 30, 2004	$43,626,000	$32,160,332	$458,643	$76,244,975
June 30, 2004 (Tangible)	$43,626,000	$32,160,332	$458,643	$76,244,975

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
June 30, 2004	$519,201,000	$32,160,332	$458,643	$551,819,975

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.79% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 39.10% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.10%.
(5) Reflects tax benefit of stock contribution to the Foundation.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association of Nampa
At the Midpoint

1.	Offering Proceeds	$46,000,000
	Less: Estimated Offering Expenses	1,671,615
	Net Conversion Proceeds	$44,328,385

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$44,328,385
Less: Cash Contribution to Foundation	276,000
Less: Non-Cash Stock Purchases (1)	6,022,320
Net Proceeds Reinvested	$38,030,065
Estimated net incremental rate of return	1.27%
Earnings Increase	$484,050
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	229,491
Less: Recognition Plan Vesting (4)	274,537
Net Earnings Increase	($19,977)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$4,453,364	($19,977)	$4,433,387
12 Months ended June 30, 2004 (core)	$3,922,364	($19,977)	$3,902,387

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
June 30, 2004	$43,626,000	$38,030,065	$539,580	$82,195,645
June 30, 2004 (Tangible)	$43,626,000	$38,030,065	$539,580	$82,195,645

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
June 30, 2004	$519,201,000	$38,030,065	$539,580	$557,770,645

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.79% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 39.10% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.10%.
(5) Reflects tax benefit of stock contribution to the Foundation.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association of Nampa
At the Supermaximum Value

1.	Offering Proceeds	$60,835,000
	Less: Estimated Offering Expenses	1,855,481
	Net Conversion Proceeds	$58,979,519

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$58,979,519
Less: Cash Contribution to Foundation	365,010
Less: Non-Cash Stock Purchases (1)	7,964,520
Net Proceeds Reinvested	$50,649,989
Estimated net incremental rate of return	1.27%
Earnings Increase	$644,678
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	303,501
Less: Recognition Plan Vesting (4)	363,075
Net Earnings Increase	($21,899)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$4,453,364	($21,899)	$4,431,465
12 Months ended June 30, 2004 (core)	$3,922,364	($21,899)	$3,900,465

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
June 30, 2004	$43,626,000	$50,649,989	$713,595	$94,989,584
June 30, 2004 (Tangible)	$43,626,000	$50,649,989	$713,595	$94,989,584

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
June 30, 2004	$519,201,000	$50,649,989	$713,595	$570,564,584

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.79% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 39.10% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.10%.
(5) Reflects tax benefit of stock contribution to the Foundation.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association of Nampa
At the Maximum

1.	Offering Proceeds	$52,900,000
	Less: Estimated Offering Expenses	1,757,134
	Net Conversion Proceeds	$51,142,866

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$51,142,866
Less: Cash Contribution to Foundation	317,400
Less: Non-Cash Stock Purchases (1)	6,925,668
Net Proceeds Reinvested	$43,899,798
Estimated net incremental rate of return	1.27%
Earnings Increase	$558,761
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	263,914
Less: Recognition Plan Vesting (4)	315,718
Net Earnings Increase	($20,871)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$4,453,364	($20,871)	$4,432,493
12 Months ended June 30, 2004 (core)	$3,922,364	($20,871)	$3,901,493

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
June 30, 2004	$43,626,000	$43,899,798	$620,517	$88,146,315
June 30, 2004 (Tangible)	$43,626,000	$43,899,798	$620,517	$88,146,315

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
June 30, 2004	$519,201,000	$43,899,798	$620,517	$563,721,315

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.79% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 39.10% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.10%.
(5) Reflects tax benefit of stock contribution to the Foundation.

EXHIBIT 7

Firm Qualifications Statement

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP Financial's consulting services are aided by its in-house data bases resources and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Ronald S. Riggins, Managing Director (23)
William E. Pommerening, Managing Director (19)
Gregory E. Dunn, Senior Vice President (21)
James P. Hennessey, Senior Vice President (18)
James J. Oren, Senior Vice President (16)